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FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2012

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 875 Third Avenue New York, New York 10022 +1 (212) 918 3000

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The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2012, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments – Landwirtschaftliche Rentenbank” on pages 4 – 46 hereof to the “Recent Developments – Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments – The Federal Republic of Germany” section with the text under the caption “Recent Developments – The Federal Republic of Germany” on pages 47 – 49 hereof.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated August 25, 2010 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

TABLE OF CONTENTS

Presentation of Financial and Other Information	3
Exchange Rate Information	3
Recent Developments – Landwirtschaftliche Rentenbank	4
Recent Developments – The Federal Republic of Germany	47
Signature	50

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On September 5, 2013, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 =1.3202 U.S. dollar (EUR 0.7575 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the SEC giving economic data expressed in euro.

The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the periods and dates indicated, as published on a weekly basis by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low

Quarter ended June 30, 2013	1.3010	1.3055	1.3407	1.2818

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from May 2013 through August 2013, published on a weekly basis by the Federal Reserve Bank of New York.

2013	High	Low

May	1.3192	1.2818
June	1.3407	1.3006
July	1.3282	1.2774
August	1.3426	1.3196

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

RELATIONSHIP WITH THE FEDERAL REPUBLIC

On September 3, 2013, the statute implementing Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms and adaptation to Regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (Gesetz zur Umsetzung der Richtlinie 2013/36/EU über den Zugang zur Tätigkeit von Kreditinstituten und die Beaufsichtigung von Kreditinstituten und Wertpapierfirmen und zur Anpassung des Aufsichtsrechts an die Verordnung (EU) Nr. 575/2013 über die Aufsichtsanforderungen an Kreditinstitute und Wertpapierfirmen; the “CRD IV Umsetzungsgesetz”) was enacted through publication in the Federal Law Gazette. In connection with the CRD IV Umsetzungsgesetz, the Rentenbank Law will be amended with effect from January 1, 2014 to include a new Article 1a, pursuant to which the Federal Republic will guarantee all existing and future obligations of Rentenbank in respect of money borrowed, bonds and notes issued and derivative transactions entered into by Rentenbank, as well as obligations of third parties that are expressly guaranteed by Rentenbank. Under this statutory guarantee (the “Guarantee of the Federal Republic”), if Rentenbank fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by Rentenbank, or if Rentenbank fails to make any payment required to be made under Rentenbank’s guarantee when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable. The Federal Republic’s obligation under the Guarantee of the Federal Republic will rank equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by Rentenbank or issued under Rentenbank’s guarantee will be able to enforce this obligation directly against the Federal Republic without first having to take legal action against Rentenbank. The Guarantee of the Federal Republic is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may be subject to defenses available to Rentenbank with respect to the obligations covered. The Guarantee of the Federal Republic does not affect the obligations of the Federal Republic towards Rentenbank pursuant to Anstaltslast. See also “Landwirtschaftliche Rentenbank – General – Relationship with the Federal Government – Anstaltslast”.

HALF-YEARLY FINANCIAL REPORT AS OF JUNE 30, 2013

The following information includes unaudited consolidated and non-consolidated financial information prepared in accordance with International Financial Reporting Standards, as endorsed by the European Union (“IFRS”) and generally accepted accounting principles in Germany (“German GAAP”) in accordance with the German Commercial Code (Handelsgesetzbuch or HGB), respectively, derived from Rentenbank’s Half-Yearly Financial Report for the six month period ended June 30, 2013. This information is not necessarily indicative of the figures of Landwirtschaftliche Rentenbank for the full year ending December 31, 2013.

BUSINESS OPERATIONS IN THE FIRST HALF OF 2013

Promotional activities for the agricultural sector

Special promotional loans: promotion reaches new record level

The positive economic environment resulted in a favorable investment sentiment in agriculture during the first half of 2013. Core investments by farmers were fueled by low interest rates and favorable prospects on the major agricultural markets. By contrast, investment in renewable energies declined. The first half of the year was also marked by the delayed beginning of the growing season and high rainfall with subsequent flooding.

Starting from a high level, the agricultural business sentiment cooled somewhat towards the end of the first six months. This was primarily the result of falling prices for crops. Nevertheless, the companies surveyed are planning investments in food production in the second six months slightly above the prior-year level.

Our promotional strategy focuses on particularly favorable loans in the fields of “Agriculture”, “Aquaculture and Fish Farming”, “Agribusiness“, “Renewable Energies”, and “Rural Development”. Up to the end of June we granted new special promotional loans of €3,129.7 million in total (compared with €2,910.3 million through June 30, 2012) (including the Special Purpose Fund (Zweckvermögen)), up 7.5% on the first six months of the previous year. This growth resulted primarily from the dynamic promotional business in the field of “Agriculture”.

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New business in special promotional loans in the first half of 2013 by fields

€ million	2013	2012

Agriculture	1,403.0	1,104.4
Aquaculture and Fish Farming	2.0	4.1
Agribusiness	295.3	238.1
Renewable Energies	673.3	852.6
Rural Development	627.8	624.7
Promotional banks of federal states (special loans)	123.8	81.2
Special Purpose Fund	4.5	5.1

Total	3,129.7	2,910.3

New business increases by 27% in the promotional field “Agriculture”

We granted loans for investments by agricultural businesses in the amount of €1,403.0 million in the first half of 2013, up almost 27% on the previous year (€1,104.4 million). With €760.2 million (compared with €621.5 million through June 30, 2012), the focus was on financings of farm buildings. The lending volume increased particularly strongly in machinery, where it rose by around 57%, from €203.7 million to €319.4 million. Increased demand from specialized machinery financers contributed to this growth.

Financings of dairy cattle houses show particularly strong momentum

Beef and dairy cattle were an investment focus. We promoted livestock houses with loans of €286.8 million (compared with €231.3 million through June 30, 2012). This development suggests that many dairy cattle farmers are currently preparing themselves for the time after the abolishment of the dairy produce quota in 2015. The trend is reinforced by the positive performance of milk markets and promotion by agricultural investment programs in the federal states. In many cases the dairy cattle houses are built with a focus on animal welfare for that we provide particularly low interest rates. Demand for financings of pigsties also rose to €161.7 million (compared with €144.7 million through June 30, 2012) and poultry houses to €75.1 million (compared with €64.1 million through June 30, 2012). Pig and poultry farmers expect it to become more difficult to gain approval for new buildings in areas with a high concentration of animal husbandry in future. Many farmers are therefore using the remaining opportunities to increase their livestock and are bringing forward planned growth and investment steps.

Demand for loans to purchase land also developed very positively in addition to buildings and machinery financing. We granted €245.8 million (compared with €207.7 million through June 30, 2012) for land purchases in the first half of the year. This also reflected increased land prices.

Favorable economic situation: less demand for liquidity assistance

In addition to our promotional loans for agriculture-related investments, we also offer liquidity assistance loans at low interest rates in special situations. In April 2013 we launched the program for horticultural enterprises, which had major problems selling their products as a result of the cold spring. In June, the liquidity assistance program was also opened up to farms affected by floods or heavy rainfall, particularly in southern and eastern Germany. A total of €8.8 million (compared with €18.7 million through June 30, 2012) was granted under the liquidity assistance program by the reporting date June 30, 2013. Experience shows, however, that there is a time lag in submission of applications for liquidity assistance, meaning it is too early to be sure how much demand there will be for liquidity assistance relating to the floods and heavy rainfall.

Promotional field “Agribusiness“ expanded

In addition to our promotional offering in the core area of agriculture, we also promote the entire value chain of the agricultural sector. This includes, for example, agricultural contractors as service providers and traders of agricultural products. We granted €295.3 million (compared with €238.2 million through June 30, 2012) in the first six months of the year. Machinery financing accounted for €192.1 million (compared with €159.0 million through June 30, 2012), followed by financing of buildings in the amount of €58.3 million (€55.0 million) and financing of input factors of €19.7 million (compared with €17.9 million through June 30, 2012).

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Renewable energies: biogas stable, photovoltaics well below prior-year level, wind power well above

Investments by farmers in renewable energies decreased to €673.3 million (compared with €852.6 million through June 30, 2012) in the first half of the year. The demand for financing for photovoltaic installations fell dramatically compared to the first half of 2012, to €154.3 million (compared with €556.7 million through June 30, 2012). Lending commitments for biogas plants, meanwhile, remained stable at €218.0 million (compared with €217.5 million through June 30, 2012). While building of new biogas plants largely came to a halt, a large proportion of the investments financed involved modernizing existing biogas plants. This included modernization and expansion of cogeneration units and entry into gas storage and direct marketing of electricity. These measures often are directed towards matching electricity supply with demand. As an adjustable renewable energy, biogas can contribute to stabilizing the electricity supply.

There was a strong increase in demand for wind power financing. We committed €292.5 million (compared with €59.2 million through June 30, 2012) in this field. Wind power is on a stable growth path overall in Germany. We offer a promotional lending program for wind power investments by local citizens and farmers in rural areas. This involves residents and farmers holding equity in local wind farms, generating greater acceptance for the projects and ensuring the added value remains in the region. This new program, which was launched in February 2012, has been very well received with €72.4 million in the first half of 2013.

New business with standard promotional loans increases

In addition to our special promotional loans, we also provide standard promotional loans to the agricultural sector and rural areas. In this promotional segment, we extended new loans in the amount of €1,785.5 million by the end of June, which is a substantial increase compared to the previous year (compared with €1,539.7 million through June 30, 2012). In contrast, new business in securitized lending fell to €1,268.6 million (compared €1,715.8 million through June 30, 2012). Total new promotional business remained at €6.2 billion (€6.2 billion).

Share of special promotional loans in promotional volume increases

As a result of the brisk new business in the first half-year, the portfolio of special promotional loans reported in the balance sheet increased to €31.2 billion, up 3.3% on the figure of €30.2 billion as of year-end 2012. The promotional volume stood at €67.1 billion (€67.1 billion) at the end of June 2013. Thereof, special promotional loans accounted for 46.5% (45.0%). The promotional volume includes the assets associated with promotional business and capital investments.

New issues: US dollar most important currency

In the first half of 2013 we raised €5.6 billion (compared with €6.3 billion through June 30, 2012), more than half of the planned total funding requirements of €10 billion for medium and long-term maturities for 2013. The Euro Medium Term Note (EMTN) program was once again the most important funding instrument. We generated half of the issuance volume, €2.8 billion (compared with €5.6 billion through June 30, 2012), with bonds issued under this program. We also placed a global bond of €1.4 billion (compared with €0.0 billion through June 30, 2012) at the end of the first quarter. The issue volume of bonds under our Australian MTN program (“Kangaroo” bonds) also exceeded the prior-year level, amounting to €1.4 billion (compared with €0.7 billion through June 30, 2012).

Medium and long-term issuance volume (more than two years)

	€ billion		Share in %

	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012

EMTN	2.8	5.6	50.0	88.9
Global bonds	1.4	0.0	25.0	0.0
AUD-MTN	1.4	0.7	25.0	11.1

Total	5.6	6.3	100.0	100.0

We placed our issues primarily with foreign investors, who accounted for a share of 92% (compared with 65% through June 30, 2012) in the first half of 2013. As part of the international focus of our new issues, the US dollar portion increased to 33.3% (compared with 7.9% through June 30, 2012), making it the most important issuing currency followed by the Australian dollar at 30.5% (compared with 11.8% through June 30, 2012). The euro ranked third with 18.1% (compared with 63.6% through June 30, 2012). The share of our issuance volume denominated in foreign currencies totaled 81.9% (compared with 36.4% through June 30, 2012). Banks

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remained the most important investor group, accounting for a share of 47.9% (compared with 59.9% through June 30, 2012). In the first six months, the share of issues placed with central banks amounted to 31.3% (compared with 17.1% through June 30, 2012).

For short-term liquidity sourcing, we use the Euro Commercial Paper (ECP) program. The outstanding volume of the ECP program stood at €6.8 billion as of June 30, 2013 (compared with €5.1 billion through June 30, 2012).

INTERIM UNCONSOLIDATED FINANCIAL STATEMENTS (HGB) FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2013

Balance sheet

All comparative figures included in the comments on the balance sheet for the first half of 2013 refer to Dec. 31, 2012 and are given in parenthesis.

Total assets amounted to €75.5 billion as of June 30, 2013 (compared with €79.2 billion as of December 31, 2012), a decrease of 4.7% from the figure reported at the end of 2012.

In accordance with the provisions of the Rentenbank Law and Statutes, we extend loans principally via other banks. Therefore, loans and advances to banks amounting to €48.6 billion (compared with €51.2 billion as of December 31, 2012) are important factors on the asset side of the balance sheet representing 64.4% (compared with 64.6% as of December 31, 2012) of total assets. The securities portfolio declined by €1.6 billion to €20.4 billion (compared with €22.0 billion as of December 31, 2012) due to high maturities and lower new business.

On the liability side of the balance sheet, securitized liabilities were the largest single balance sheet item, representing 80.4% (compared with 78.5% as of December 31, 2012) of the balance sheet volume. In the first half of 2013, this item declined by €1.5 billion to €60.7 billion (compared with €62.2 billion as of December 31, 2012).

The equity in the amount of €1,152.7 million (compared with €1,033.6 million as of December 31, 2012) includes the capital stock of €135.0 million (compared with €135.0 million as of December 31, 2012), the retained earnings of €885.8 million (compared with €885.8 million as of December 31, 2012) and the interim net income of €131.9 million (net profit of €12.8 million).

Subordinated liabilities decreased by €99.7 million to €617.8 million (compared with €717.5 million as of December 31, 2012) due to maturities as well as exchange rate effects on foreign currency denominated liabilities. As of June 30, 2013, own funds can be broken down as follows:

Own funds

	June 30, 2013	Dec. 31, 2012
	€ million	€ million

Capital stock	135	135
Retained earnings	886	886
Fund for general banking risks	2,219	2,219
Subordinated liabilities	618	718

Total	3,858	3,958

As of the reporting date June 30, 2013, total capital ratio calculated in accordance with the German Solvency Regulation was 31.7% (compared with 27.5% as of December 31, 2012) and core capital ratio 25.6% (compared with 21.3% as of December 31, 2012).

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Balance sheet summary (HGB)

	June 30, 2013	Dec. 31, 2012
	€ million	€ million

Essential asset positions
Loans and advances to banks	48,633	51,216
Loans and advances to customers	5,261	4,561
Bonds and other fixed-income securities	20,382	22,026
Other assets	1,221	1,384

Total assets	75,497	79,187

Essential liability positions
Liabilities to banks	3,655	3,599
Liabilities to customers	4,931	5,249
Securitized liabilities	60,699	62,151
Subordinated liabilities	618	718
Fund for general banking risks	2,219	2,219
Equity	1,153	1,034
Other liabilities	2,222	4,217

Total liabilities and equity	75,497	79,187

Income statement

All comparative figures included in the comments on the income statement for the first half of 2013 refer to the first half of 2012 and are given in parenthesis.

Rentenbank’s financial performance in the first half of 2013 remained satisfactory. Interest income, including current income from shares and other non-fixed-income securities and equity investments, amounted to €1,173.9 million (compared with €1,432.4 million through June 30, 2012). After deducting interest expenses of €1,017.7 million (compared with €1,248.7 million through June 30, 2012), net interest income amounted to €156.2 million (compared with €183.7 million through June 30, 2012) and thus developed according to expectation. The decline in net interest income was partly due to higher provisions for the interest subsidy related to our special promotional loans. Besides that, net interest income in Q1 of the previous year was affected by extraordinarily high margins in the “Treasury Management” segment.

Compared to the first six months of 2012, administrative expenses including depreciation and amortization of tangible and intangible assets increased by €1.2 million to €23.7 million (compared with €22.5 million through June 30, 2012). Personnel expenses declined slightly to €13.1 million (compared with €13.6 million through June 30, 2012) due to lower contributions to pension provisions. The increase of other administrative expenses by €1.7 million to €10.6 million (compared with €8.9 million through June 30, 2012) mainly resulted from higher depreciation as well as from expenses related to the introduction of new IT systems.

The cost-income ratio rose from 13.5% to 17.7%.

The operating result before provision for loan losses and valuation amounted to €129.6 million (compared with €160.5 million through June 30, 2012) which was in line with our expectations.

Amortization and write-downs of loans and advances and securities take into account all identified risks. No specific valuation allowances were necessary as of June 30, 2013. The prior-year figure was positively affected by one-off earnings.

Interim net income amounted to €131.9 million for the first half of 2013, which represents an expected decrease of €39.8 million or 23.2% from the previous year’s figure of €171.7 million.

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Income statement summary (HGB)

	Jan. 1 – June 30, 2013	Jan. 1 – June 30, 2012
	€ million	€ million

Interest income	1,173.6	1,432.1
Current income	0.3	0.3
Interest expense	1,017.7	1,248.7
Net interest income	156.2	183.7
Net fee and commission income	-0.7	-0.9
Administrative expenses	22.1	21.7
Depreciation, amortization and write-downs of intangible and tangible fixed assets	1.6	0.8
Net other operating result	-2.2	0.2
Operating result before provision for loan losses and valuation	129.6	160.5
Income from/expenses for specific securities and loans and advances	2.3	11.2
Taxes on income	0.0	0.0
Interim net income	131.9	171.7

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INTERIM CONSOLIDATED FINANCIAL STATEMENTS (IFRS) AS OF JUNE 30, 2013

INTERIM GROUP MANAGEMENT REPORT

Economic environment

The global economy continued to stabilize in the first half of 2013, remaining, however, subdued overall. The consequences of the financial and sovereign debt crisis burdened performance particularly in Europe. The recession persisted in the eurozone countries. Consumer spending and investment activities continued to slow as a consequence of government consolidation measures, albeit at a less severe pace. The unemployment rate (ILO standard) rose to a new record high of 12.1% in March and remained at this level until June.

Following a weak phase, German economic growth stabilized around mid-year, although there are no signs yet of a strong upswing. Economic performance decelerated particularly in the first months of the year. In addition to the economic crisis in Europe, the weather also had a negative impact. Catch-up effects and the positive development on the labor market revived growth in the second quarter.

The rate of inflation slowed during the first half of the year in accordance with eurozone economic development. The consumer price index (CPI) fell from 2.0% at the beginning of the year to 1.2% in April. However, higher food prices caused another increase in consumer prices at mid-year, up to 1.6% in June.

Against the backdrop of weak economic development in the eurozone, the continuing uncertainty in the financial sector, and a positive outlook on inflation, the European Central Bank (ECB) lowered its key rate to 0.5% at the beginning of May. In light of the weakness persisting in parts of the European financial sector, the ECB committed to continue its main refinancing operations (MROs) as fixed rate tender procedures with full allotment until July 2014. The ECB also announced at the beginning of July that key rates will remain at the current or an even lower level for quite some time.

Yields on safe haven investments such as German government bonds first rose at the beginning of the reporting period due to a degree of calm that set in on the financial markets. The financial market crisis intensified again in March, with the imminent danger of Cyprus’ insolvency. This accordingly curbed risk appetite of many investors and yields on safe haven investments fell. The prospect that the US Federal Reserve could gradually exit its highly expansionary monetary policy, however, caused yields to rise in Germany as well at the end of the first half of the year.

Sentiment in the German agriculture sector remained positive in the first six months of 2013. This was accompanied by dynamic investment activity, particularly in animal husbandry. Demand for financing in renewable energies, in contrast, continued to soften. Looming price drops for agricultural products led sentiment to decline at the end of the first half-year. The agriculture sector in eastern and southern Germany additionally suffered from flood damage. The reform measures adopted under EU agricultural policy, on the other hand, largely met expectations and serve as a reliable framework.

Business positioning

Rentenbank is a public law institution directly accountable to the German federal government, with its registered office in Frankfurt am Main. It operates no branch offices.

All material risks are concentrated in Rentenbank and are managed by it on a Group-wide basis. The business activities of subsidiaries are limited. Rentenbank has issued a comfort letter to its subsidiary LR Beteiligungsgesellschaft mbH. Subsidiaries are funded exclusively within the Group.

As a promotional bank for the agricultural sector and rural areas, Rentenbank provides funds for a variety of investment projects. The range of products is geared towards production businesses in the agricultural and forestry sectors, wine growing and horticulture sectors as well as in aquaculture and fish farming. Funds are also provided for projects in the food industry and other upstream and downstream companies as well as investments in renewable energies and projects for rural development.

Business strategies are presented by segment. Operations are managed in the following segments: “Promotional Business”, “Capital Investment”, and “Treasury Management”.

The segment “Promotional Business” includes promotional lending and securitized lending business as well as the related funding. As part of the promotional lending business, Rentenbank grants special promotional loans

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as well as standard promotional loans, e.g. in the form of promissory note loans. The transactions predominantly are concluded with other banks. Securitized lending includes investments in securities in order to secure the Bank’s liquidity and to invest liquid funds. Accordingly, and in particular, they serve to satisfy banking regulatory requirements regarding liquidity management. The Group is not exposed to securities or receivables with features like structured credit risks such as asset-backed securities, or collateralized debt obligations.

The “Capital Investment” segment comprises investment of equity as reported on the balance sheet and long-term provisions.

Short-term liquidity and short-term interest risk are hedged and managed in the “Treasury Management” segment.

Business performance

A key feature of Rentenbank’s performance in the first half of 2013 was a sustained buoyant demand for promotional loans. New business with low-interest special promotional loans exceeded that of the first half 2012 by 7.5%. The promotional loans were used primarily for core agricultural investments. In contrast, investments made by farmers in renewable energies declined.

As international investors continued to prefer safe haven investments, Rentenbank again raised funds at favorable conditions. More than half of medium and long-term funding requirements for 2013, which are expected to reach € 10 billion, were already raised by June 30.

Total assets and business volume

Unless another reporting date is indicated, the comments on the balance sheet as of June 30, 2013 compare with the figures in the consolidated balance sheet as of December 31, 2012, the comparative figures being shown in parenthesis.

	Jun. 30, 2013	Dec. 31, 2012	Change in
Balance sheet (extract)	€ billion	€ billion	€ billion

Total assets	81.6	88.4	-6.8
Loans and advances to banks	48.5	51.2	-2.7
Loans and advances to customers	5.4	4.7	0.7
Positive fair values of derivative financial instruments	4.7	7.5	-2.8
Financial investments	21.1	22.6	-1.5
Liabilities to banks	3.0	2.9	0.1
Liabilities to customers	5.4	5.8	-0.4
Securitized liabilities	62.7	66.6	-3.9
Negative fair values of derivative financial instruments	5.0	5.8	-0.8
Provisions	0.1	0.1	0.0

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Total assets decreased by € 6.8 billion or 7.7% to € 81.6 billion as of June 30, 2013 (compared with € 88.4 billion as of December 31, 2012). Total assets of the consolidated subsidiaries in accordance with German Commercial Code (HGB) as of June 30, 2013, are as follows:

Subsidiary	Jun. 30, 2013 € million	Dec. 31, 2012 € million	Change in € million

LR Beteiligungsgesellschaft mbH, Frankfurt am Main	223.8	220.5	3.3
DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt am Main	14.4	14.5	-0.1

In accordance with competition neutrality, the Group principally extends its loans via other banks. This is reflected on the asset side of the balance sheet by the loans and advances to banks with a share of total assets of 59.5% (compared with 57.9% as of December 31, 2012). As of June 30, 2013, the carrying amount of this item was € 48.5 billion (compared with € 51.2 billion as of December 31, 2012). The increase in special promotional loan volume was offset by maturing registered bonds as well as a reduction in term deposits and open market operations.

Loans and advances to customers increased by € 0.7 billion to € 5.4 billion (compared with € 4.7 billion as of December 31, 2012) resulting from new business with German federal states.

Financial investments, which consist primarily of bank bonds and notes, declined by € 1.5 billion to € 21.1 billion (compared with € 22.6 billion as of December 31, 2012) as redemptions exceeded new business. Information related to the exposure in the eurozone peripheral states is set out in the Risk Report in the section “Credit Risk.”

Liabilities to banks remained nearly unchanged at € 3.0 billion (compared with € 2.9 billion as of December 31, 2012). Liabilities to customers declined by € 0.4 billion to € 5.4 billion (compared with € 5.8 billion as of December 31, 2012) due to redemptions.

The value of the securitized liabilities item declined to € 62.7 billion as of June 30, 2013 (compared with € 66.6 billion as of December 31, 2012) due to measurement effects and redemptions. The Medium Term Note (MTN) programs remained the most important funding source and amounted to € 43.7 billion (compared with € 48.9 billion as of December 31, 2012). The carrying amount of the global bonds amounted to € 12.2 billion as of the end of the first half of 2013 (compared with € 12.4 billion as of December 31, 2012). The Euro Commercial Papers (ECP) item increased by € 1.5 billion to € 6.7 billion (compared with € 5.2 billion as of December 31, 2012).

The positive fair values of derivative financial instruments declined by € 2.8 billion to € 4.7 billion (compared with € 7.5 billion as of December 31, 2012) and negative fair values by € 0.8 billion to € 5.0 billion (compared with € 5.8 billion as of December 31, 2012). In particular, the changes resulted from the effects of currency translation. Derivatives transactions are exclusively entered into to hedge existing or expected market price risks. Collateral agreements were concluded with all counterparties with whom the Bank enters into derivative transactions. The Bank does not conclude any credit default swaps (CDS).

Provisions remained almost unchanged at € 122.2 million (compared with € 122.4 million as of December 31, 2012).

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Financial performance

All comparative figures included in the comments on the financial performance as reported in the half-yearly financial report for 2013 refer to the first half of 2012 and are shown in parenthesis.

		Jun. 30, 2013 € million	Jun. 30, 2012 € million	Change in € million

1)	Income statement
	Net interest income before provision for loan losses/promotional contribution	170.6	189.7	-19.1
	Provision for loan losses/promotional contribution	15.0	13.0	2.0
	Administrative expenses	26.2	24.2	2.0
	Net other income/expense	-1.2	4.3	-5.5
Operating result		128.2	156.8	-28.6
	Result from fair value measurement and from hedge accounting	68.4	33.9	34.5
Group’s interim net income		196.6	190.7	5.9

2)	Other comprehensive income
	Net result from available-for-sale instruments	148.1	277.7	-129.6
	Actuarial gains/ losses from pension provisions	1.4	0.0	1.4

3)	Group’s total comprehensive income	346.1	468.4	-122.3

Operating results

Operating earnings have developed according to expectation in the current fiscal year. Interest income, including contributions from fixed-income securities and equity investments, reached € 1,899.9 million (compared with € 1,988.5 million through June 30, 2012). After deducting interest expenses of € 1,729.3 million (compared with € 1,798.8 million through June 30, 2012), net interest income amounted to € 170.6 million (compared with € 189.7 million through June 30, 2012). The decline of € 19.1 million was due to lower margins, particularly in “Treasury Management”.

The remainder of the net other income considerably declined as of June 30, 2013 as we reversed an impairment loss of € 3.1 million in the previous period as a result of accepting a repurchase offer for a security.

Result from fair value measurement and from hedge accounting

All derivatives and certain non-derivative financial instruments are measured at fair value. Changes in the fair value are recorded as unrealized gains or losses in the result from fair value measurement and hedge accounting.

For underlying transactions (hedged items) as part of hedging relationships, only those fair value changes are taken into account that result from changes in the deposit/swap curve (benchmark curves for the interbank business). All market parameters, such as credit spreads or basis swap spreads are taken into account for the remainder of financial instruments recognized on the balance sheet at fair value.

The development of the result from fair value measurement and from hedge accounting is influenced almost exclusively by changes of credit spreads and basis swap spreads. Changes in interest rates and exchange rates do not have significant measurement effects due to refinancing with matching maturities as well as hedging with derivatives.

Due to a certain calm that returned to the financial markets, the credit spreads decreased during the first half of 2013, particularly for issuers from countries hard hit by the crisis. This resulted in measurement gains for assets to be assigned a higher value. Strong demand for safe bonds also lead to a decline of credit spreads for Rentenbank, which resulted in measurement losses due to our positively revaluated own issues.

Additionally, reversals of measurement losses recognized in previous years due to changes in basis swap spreads and from macro hedge accounting also resulted in strong measurement gains.

Total measurement gains in the first half of 2013 of € 68.4 million stood above those for the prior-year period (compared with € 33.9 million through June 30, 2012).

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Measurement gains or losses are only of a temporary nature due to the buy and hold strategy of the Group following from its status as a non-trading book institution, provided that no counterparty default occurs. These measurement effects are reduced to zero at the latest when the relevant transactions become due.

Group’s interim net income

The result from fair value measurement and from hedge accounting, which rose by € 34.5 million, overcompensated the € 28.6 million decrease in the operating result. Thus the Group’s interim net income rose by € 5.9 million to € 196.6 million (compared with € 190.7 million through June 30, 2012).

Other comprehensive income

Other comprehensive income reflects changes in the revaluation reserve. It shows the results from the “Available for Sale” securities and the actuarial gains and losses from pension provisions.

The fair value changes attributable to changes in credit spreads related to the securities in the “Available for Sale” category are recognized under this item. The changes in the fair value of these securities attributable to fluctuations of the deposit/swap curve are reported in the result from fair value measurement and from hedge accounting. In addition, other comprehensive income includes the amortization of measurement results from securities that were reclassified in 2008 from the “Available for Sale” category to the “Held to Maturity” category at the then applicable market value.

Lower credit spreads resulted in higher fair values for the securities. This resulted in measurement gains of € 146.8 million (compared with € 270.9 million through June 30, 2012). The amortization of the securities reclassified in 2008 led to income of € 1.3 million (compared with € 6.8 million through June 30, 2012).

Actuarial gains and losses of pension liabilities result firstly from differences between actuarial assumptions for and actual occurrences in the previous period, and secondly from modified assumptions for the future. Actuarial gains in the amount of € 1.4 million were reported in the first half of 2013.

Group’s total comprehensive income

The Group’s total comprehensive income as of June 30, 2013 amounted to € 346.1 million (compared with € 468.4 million through June 30, 2012), representing an decline of € 122.3 million. Besides the lower operating result, the decline is mainly due to lower measurement gains under other comprehensive income that were down € 129.6 million.

Equity

Equity as reported in the balance sheet was € 2,835.8 million (compared with € 2,502.5 million as of December 31, 2012). This comprised the following:

	Jun. 30, 2013 € million	Dec. 31, 2012 € million	Change in € million

Subscribed capital	135.0	135.0	0.0
Retained earnings	2,552.8	2,552.8	0.0
Revaluation reserve	-48.6	-198.1	149.5
Group’s (interim) net profit	196.6	12.8	183.8

Total equity	2,835.8	2,502.5	333.3

The Group’s interim net income, which is dominated by the operating result, increased equity. The additional increase was due to measurement gains of € 149.5 million reported in the revaluation reserve.

Subordinated liabilities decreased by € 179.6 million to € 744.8 million (compared with € 924.4 million as of December 31, 2012) essentially due to redemptions as well as exchange rate effects from foreign currency denominated liabilities. The terms and conditions of all subordinated liabilities fulfill the requirements of Section 10 (5a) of the German Banking Act (KWG) and preclude early repayment or conversion.

The Group’s regulatory capital as of June 30, 2013, increased to € 4,010.8 million (compared with € 3,758.4 million as of December 31, 2012). The total capital ratio, calculated pursuant to Section 10 of the German Banking Act based on the German Solvency Regulation (Solvabilitätsverordnung, SolvV), amounted to 29.6%

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on the reporting date (compared with 28.2% as of December 31, 2012), and thus exceeded the legal minimum requirements.

Overall, the Board of Managing Directors views the development of business as satisfactory for the Bank’s earnings, financial position and net assets.

Financial reporting process

The financial reporting process comprises all activities from account assignment and processing of transactions to preparation of the required separate and consolidated financial statements in the form of interim or annual financial statements.

The objective of the internal control system (ICS)/risk management system (RMS) for financial-reporting is to ensure compliance with financial reporting standards and regulations, as well as adherence to the accepted accounting principles of financial reporting.

Please refer to the respective disclosures in the group management report for fiscal year 2012 for additional ICS-relevant information. The organizational structures and workflows, accounting principles as well as the management information system were not changed.

Other performance indicators

The corresponding sections in the group management report 2012 contain information on employees and sustainability.

Risk Report

The comments in the risk report as of June 30, 2013, compare the current figures with those as of December 31, 2012. The figures for the end of the fiscal year are given in parenthesis. If comparisons are made to a prior-year period, then the period from January 1, 2012 to December 31, 2012 applies.

General principles

The Group’s corporate objective, derived from Rentenbank’s legal mandate, is to promote the agricultural sector and rural areas in a sustainable way. The Group’s business activities are directed towards achieving this goal. In this context, an effort is made to ensure that the Group is able to fulfill this promotional mandate at all times. The Group’s risk structure is essentially defined by the framework established by the Law and the Statutes of Rentenbank.

Risk management and risk-bearing capacity

The organization of risk management and the monitoring of the limits based upon the Bank’s risk-bearing capacity have not changed compared to the procedures and processes described in the management report for the fiscal year ending December 31, 2012. We refer to the glossary in the Annual Report for the period ending December 31, 2012 for the definition of terms.

Risk categories – Individual risks

Definitions, organization, creditworthiness, quantification, limits and reporting related to individual risks have only changed insignificantly compared to the comments included in the consolidated financial statements for fiscal year 2012. The following section therefore only includes information on the current risk situation; otherwise, we refer to the group management report 2012.

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Credit risk

Current risk situation

Maximum exposure to credit risk

	Jun. 30 2013 € million	Dec. 31 2012 € million	Change in € million

Loans and advances to banks	48,527.3	51,164.0	-2,636.7
Loans and advances to customers	5,418.6	4,652.4	766.2
Fair value changes of hedged items in a portfolio hedge	726.4	1,210.7	-484.3
Positive fair values of derivative financial instruments	4,710.6	7,486.4	-2,775.8
Financial investments	21,065.1	22,588.7	-1,523.6
Irrevocable loan commitments	1,496.0	496.2	999.8

Total	81,944.0	87,598.4	-5,654.4

In accordance with IFRS 7, maximum exposure to credit risk is to be disclosed without taking collateral into account. It thereby corresponds to the carrying values of the relevant financial assets or the nominal amounts for irrevocable loan commitments.

The Group has received collateral in the form of assignments of receivables, indemnity agreements as well as state guarantees. The other risk positions mainly comprise “covered securities” such as German covered bonds (Pfandbriefe).

Concerning the positive fair values of derivative financial instruments the disclosed maximum exposure to credit risk of € 4,710.6 million (compared with € 7,486.4 million as of December 31, 2012) represents the asset volume in the balance sheet at the individual contract level. By contrast, the risk-related economic collateralization occurs at the counterparty level. Rentenbank has concluded master agreements with a netting effect and collateral agreements based thereon with all counterparties with which it enters into derivative financial instruments. As of the reporting date, a credit risk for the derivative financial instruments amounted to € 68.7 million (compared with € 136.0 million as of December 31, 2012), taking into account the netting agreements and cash collateral.

Credit risk exposures by rating categories:

June 30, 2013

	AAA € million	AA € million	A € million	BBB € million	BB-B € million	CCC-C € million	DDD-D € million

Loans and advances to banks	11,090.4	19,512.2	14,391.5	3,398.1	135.1	0.0	0.0
Loans and advances to customers	5,378.4	0.0	13.1	25.5	0.1	1.5	0.0
Fair value changes of hedged items in a portfolio hedge	147.2	201.7	296.2	81.3	0.0	0.0	0.0
Positive fair values of derivative financial instruments	0.0	1,177.1	3,344.9	186.3	2.3	0.0	0.0
Financial investments	10,042.9	4,908.0	3,516.1	2,233.6	275.8	88.7	0.0
Irrevocable loan commitments	1,496.0	0.0	0.0	0,0	0.0	0.0

Total	28,154.9	25,799.0	21,561.8	5,924.8	413.3	90.2	0.0

December 31, 2012

	AAA € million	AA € million	A € million	BBB € million	BB-B € million	CCC-C € million	DDD-D € million

Loans and advances to banks	11,509.6	21,861.5	13,725.3	3,760.3	260.7	46.6	0.0
Loans and advances to customers	4,600.5	0.0	24.1	26.1	0.2	1.5	0.0
Fair value changes of hedged items in a portfolio hedge	238.4	353.2	479.7	139.4	0.0	0.0	0.0
Positive fair values of derivative financial instruments	0.0	2,031.3	5,172.0	192.0	91.1	0.0	0.0
Financial investments	10,302.7	5,329.8	4,852.0	1,678.1	371.1	55.0	0.0
Irrevocable loan commitments	496.2	0.0	0.0	0.0	0.0	0.0	0.0

Total	27,147.4	29,575.8	24,253.1	5,795.9	723.1	103.1	0.0

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Risk concentration by country:

June 30, 2013

	Germany		Europe (excl. Germany)		OECD (excl. Europe)

	€ million	%	€ million	%	€ million	%

Loans and advances to banks	46,317.0	56.5	2,210.2	2.7	0.1	0.0
Loans and advances to customers	5,418.6	6.6	0.0	0.0	0.0	0.0
Fair value changes of hedged items in a portfolio hedge	726.4	0.9	0.0	0.0	0.0	0.0
Positive fair values of derivative financial instruments	888.9	1.1	3,291.0	4.0	530.7	0.7
Financial investments	5,395.5	6.6	15,669.6	19.1	0.0	0.0
Irrevocable loan commitments	1,496.0	1.8	0.0	0.0	0.0	0.0

Total	60,242.4	73.5	21,170.8	25.8	530.8	0.7

December 31, 2012

	Germany		Europe (excl. Germany)		OECD (excl. Europe)

	€ million	%	€ million	%	€ million	%

Loans and advances to banks	48,412.7	55.3	2,751.2	3.1	0.1	0.0
Loans and advances to customers	4,652.4	5.3	0.0	0.0	0.0	0.0
Fair value changes of hedged items in a portfolio hedge	1,210.7	1.4	0.0	0.0	0.0	0.0
Positive fair values of derivative financial instruments	1,424.2	1.6	5,091.3	5.8	970.9	1.1
Financial investments	5,707.3	6.5	16,843.9	19.3	37.5	0.0
Irrevocable loan commitments	496.2	0.6	0.0	0.0	0.0	0.0

Total	61,903.5	70.7	24,686.4	28.2	1,008.5	1.1

Risk concentration by counterparty group:

June 30, 2013

	Private banks/ Other banks		Foreign banks		Public-sector banks

	€ million	%	€ million	%	€ million	%

Loans and advances to banks	7,236.6	8.8	2,209.7	2.7	29,183.1	35.6
Loans and advances to customers	0.0	0.0	0.0	0.0	0.0	0.0
Fair value changes of hedged items in a portfolio hedge	131.1	0.2	1.0	0.0	335.8	0.4
Positive fair values of derivative financial instruments	558.8	0.7	3,233.3	4.0	176.6	0.2
Financial investments	1,620.2	2.0	14,787.6	18.0	2,962.5	3.6
Irrevocable loan commitments	0.0	0.0	0.0	0.0	1,495.8	1.8

Total	9,546.7	11.7	20,231.6	24.7	34,153.8	41.6

	Cooperative banks		Central banks		Non-banks

	€ million	%	€ million	%	€ million	%

Loans and advances to banks	9,897.9	12.1	0.0	0.0	0.0	0.0
Loans and advances to customers	0.0	0.0	0.0	0.0	5,418.6	6.6
Fair value changes of hedged items in a portfolio hedge	258.5	0.3	0.0	0.0	0.0	0.0
Positive fair values of derivative financial instruments	151.8	0.2	0.0	0.0	590.1	0.7
Financial investments	164.2	0.2	0.0	0.0	1,530.6	1.9
Irrevocable loan commitments	0.0	0.0	0.0	0.0	0.2	0.0

Total	10,472.4	12.8	0.0	0.0	7,539.5	9.2

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December 31, 2012

	Private banks/ Other banks		Foreign banks		Public-sector banks

	€ million	%	€ million	%	€ million	%

Loans and advances to banks	8,739.4	10.0	2,750.9	3.1	29,381.7	33.5
Loans and advances to customers	0.0	0.0	0.0	0.0	0.0	0.0
Fair value changes of hedged items in a portfolio hedge	216.3	0.2	1.2	0.0	561.5	0.6
Positive fair values of derivative financial instruments	840.2	1.0	5,302.7	6.1	260.4	0.3
Financial investments	1,509.8	1.7	15,998.9	18.3	3,320.2	3.8
Irrevocable loan commitments	0.0	0.0	0.0	0.0	496.0	0.6

Total	11,305.7	12.9	24,053.7	27.5	34,019.8	38.8

	Cooperative banks		Central banks		Non-banks

	€ million	%	€ million	%	€ million	%

Loans and advances to banks	9,491.9	10.8	800.1	0.9	0.0	0.0
Loans and advances to customers	0.0	0.0	0.0	0.0	4,652.4	5.3
Fair value changes of hedged items in a portfolio hedge	431.7	0.5	0.0	0.0	0.0	0.0
Positive fair values of derivative financial instruments	234.7	0.3	0.0	0.0	848.4	1.0
Financial investments	274.4	0.3	0.0	0.0	1,485.4	1.7
Irrevocable loan commitments	0.0	0.0	0.0	0.0	0.2	0.0

Total	10,432.7	11.9	800.1	0.9	6,986.4	8.0

Carrying amounts in the eurozone peripheral states:

June 30, 2013

	Italy € million	Portugal € million	Spain € million	Total € million

Government bonds	326.5	127.6	95.1	549.2
Bonds and promissory note loans from banks	988.0	412.5	2,321.3	3,721.8
Positive fair values of derivative financial instruments			0.0	0.0

Gross exposure	1,314.5	540.1	2,416.4	4,271.0
Collateral	628.4	287.1	2,289.6	3,205.1

Net exposure	686.1	253.0	126.8	1,065.9

December 31, 2012

	Italy € million	Portugal € million	Spain € million	Total € million

Government bonds	345.6	125.6	95.3	566.5
Bonds and promissory note loans from banks	1,273.2	451.3	2,620.9	4,345.4
Positive fair values of derivative financial instruments			0.0	0.0

Gross exposure	1,618.8	576.9	2,716.2	4,911.9
Collateral	676.1	278.6	2,491.4	3,446.1

Net exposure	942.7	298.3	224.8	1,465.8

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Provisions for losses on loans and advances

If exposures are at risk of default, Rentenbank recognizes provisions for loan losses. No specific valuation allowances on loans and advances were necessary in the first half of 2013. Further information on the allowance for losses on loans and advances as well as related changes is included in Note (7) of the notes to consolidated financial statements.

Standard scenarios

The basis of the calculations for measuring potential credit defaults under the standard scenario is the annual potential loss based on the utilization, taking into account 1-year probabilities of default. As of June 30, 2013, the cumulative potential loss, including a lump-sum risk amount of €  50.0 million for sectoral concentration risks, amounted to € 80.7 million (compared with € 89.0 million as of December 31, 2012). The decrease compared with the previous year is primarily attributable to redemptions in the lower rating categories as well as rating improvements of certain bank business partners. The average potential loss in the first half of 2013 amounted to € 80.2 million (compared with € 60.2 million as of December 31, 2012). In relation to the allocated risk cover potential for credit risks, the average potential loss as of the reporting date was 30.9% (compared with 23.2% as of December 31, 2012). The highest utilization of the aforementioned cover potential in the reporting period amounted to € 87.7 million (compared with € 89.0 million as of December 31, 2012) which is below the limit of € 260 million approved by the Board of Managing Directors for the standard scenario. The lowest utilization amount during the reporting period was € 76.8 million (compared with € 36.2 million as of December 31, 2012).

Stress scenarios

In the first stress scenario, the potential loss is calculated based on a full utilization of all internally granted limits, taking into account the 1-year probabilities of default. As of June 30, 2013, the cumulative potential loss under this stress scenario amounted to € 94.3 million (compared with € 102.3 million as of December 31, 2012). In two additional scenarios a country-specific deterioration of credit quality (by at least two notches) and an increase in country-specific default probabilities (at least twice as high) of collateralized transactions both in connection with country-specific decreases in recovery rates were simulated. The stress scenario associated with the highest risk exposure is taken into account in the context of risk-bearing capacity. As of the reporting date, the maximum potential loss calculated under the above stress scenarios was € 195.9 million (compared with € 242.0 million as of December 31, 2012). The decrease compared with the previous year is largely due to the risk-aware new business strategy as well as limit cancellations in the lower rating categories. The calculations for the measurement of potential loan losses under the standard scenario, as well as in the stress scenarios, include a lump-sum risk amount for sectoral concentration risks of € 50 million.

Apart from stress scenarios, Rentenbank also analyzed additional extreme scenarios in order to review risk concentrations. Under the extreme scenario “default of the two borrower units with the largest risk exposure”, the potential loss calculated amounted to € 1.2 billion as of June 30, 2013 (compared with € 1.3 billion as of December 31, 2012). Under the extreme scenario “default of the two country exposures with the largest risk exposure” (excl. Germany), the potential loss calculated amounted to € 2.2 billion (compared with € 2.3 billion as of December 31, 2012). Under the extreme scenario “default of all exposures with higher latent risks”, the potential loss amounted to € 72 million (compared with € 85 million as of December 31, 2012). These three scenarios support monitoring of concentration risks.

Market price risk

Current risk situation

Standard scenarios

As of June 30, 2013, risk cover potential in the amount of € 3.7 million (compared with € 6.7 million as of December 31, 2012) was utilized for market price risk in the “money market business” and in the “promotional business” at a parallel shift of the interest rate curves by +40 basis points (Bp). The Market price risks of the Bank as a whole fell as a result of the reduction of the open positions in money market activities. The average limit utilization in the first half of 2013 was € 2.8 million (compared with € 5.9 million as of December 31, 2012). This corresponded to an average utilization of 14.7% (compared with 14.3% as of December 31, 2012). The maximum risk exposure during the reporting period stood at € 7.5 million (compared with € 15.6 million as

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of December 31, 2012) and the minimum at € 0.04 million (compared with € 0.1 million as of December 31, 2012). Limits were adhered to.

Stress scenarios

The risk calculation based on the stress scenarios for the interest rate risk is conducted in the “money market business” and “promotional business” portfolios. The interest rate curves are shifted separately under two different scenarios for each portfolio. The total sum of the scenarios was calculated using the maximum loss potential of each portfolio. As of the reporting date, there was a risk exposure of € 5.9 million (compared with € 8.1 million as of December 31, 2012) resulting from the shift of interest rate curves EONIA SWAP by +2 Bp and deposit/swap by + 60 Bp for short remaining terms and EONIA SWAP of -2 Bp and deposit/swap of -60 Bp for long remaining terms. The market price risks decreased due to lower open positions in “money market business”.

The cost for the swap of flows of interest payments between interest rate bases of differing maturities in the same currency using interest rate swaps amounted to € 141.3 million (compared with € 105.1 million as of December 31, 2012) based on a parallel increase of the basis swap spreads by 16 Bp.

An increase of the Cross Currency Basis Swap Spreads (CCY basis swap spread) by 105 Bp is assumed under the scenario in relation to the cost for the swap in the context of the cost of flows of interest payments flows with the same maturity between different currencies. This resulted in a spread risk of € 1,066.9 million (compared with € 1,035.4 million as of December 31, 2012).

For credit spreads, which reflect, among other things, the credit rating of a debtor (structural credit quality), the underlying collateral, and the market liquidity, but potentially also market spreads for the swap of foreign currency payment flows into euros, government bond spreads of the corresponding country of domicile or the influence of arbitrage effects, a parallel shift of 125 Bp for asset transactions and of 118 Bp for liability transactions is assumed under the stress scenario within the relevant rating category. The credit spread sensitivity was € 826.3 million (compared with € 791.0 million as of December 31, 2012).

Correlation effects of the cost for the swap of payment flows between different currencies and our own credit spreads are taken into account with a risk-mitigating effect in the stress scenarios.

Value-at-risk (VaR)

The value-at-risk represents the maximum loss from market-related developments in “money market business”, assuming a holding period of ten days and a prediction accuracy of 99%. As of the reporting date, it amounted to € 0.4 million (compared with € 0.8 million as of December 31, 2012).

Interest rate risk of the Bank as a whole

In accordance with requirements by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin), sudden and unexpected interest rate changes were simulated using a parallel shift of +(-)200 Bp. As of the reporting date, there was a risk exposure of € 358.6 million (compared with € 323.1 million as of December 31, 2012) for rising interest rates. In relation to regulatory capital, this results in a ratio of 9.0% (compared with 8.6% as of December 31, 2012). At no point did the ratio exceed the reporting threshold of 20% for the first half of 2013.

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Foreign currency risk

Nominal foreign currency amounts are broken down as follows:

June 30, 2013

Nominal amounts in € million	USD	GBP	CHF	JPY	CAD	AUD	Other	Total

Assets
Loans and advances to banks	0.1	0.0	48.6	0.0	0.0	0.0	0.0	48.7
Loans and advances to customers	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Financial investments	763.4	542.8	13.0	174.7	211.8	52.9	9.5	1 768.1
Positive fair values of derivative financial instruments	27,029.0	1,038.7	1,580.5	1,467.7	457.9	8,034.9	3,849.8	43,458.5

Total assets	27,792.5	1,581.5	1,642.1	1,642.4	669.7	8,087.8	3,859.3	45,275.3

Liabilities
Liabilities to banks	65.0	0.0	0.0	0.0	0.0	0.0	0.0	65.0
Liabilities to customers	114.7	11.7	0.0	38.7	0.0	0.0	0.0	165.1
Securitized liabilities	26,272.8	1,027.0	1,580.5	1,104.4	457.9	8,034.9	3,849.8	42,327.3
Subordinated liabilities	0.0	0.0	0.0	401.9	0.0	0.0	0.0	401.9
Negative fair values of derivative financial instruments	1,339.9	542.8	61.6	97.4	211.8	52.9	9.5	2,315.9

Total liabilities	27,792.4	1,581.5	1,642.1	1,642.4	669.7	8,087.8	3,859.3	45,275.2
Net currency position	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1

No material risk was determined in any currency for first half of 2013.

December 31, 2012

Nominal amounts in € million	USD	GBP	CHF	JPY	CAD	AUD	Other	Total

Assets
Loans and advances to banks	0.1	0.0	49.7	0.0	0.0	0.0	0.0	49.8
Loans and advances to customers	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Financial investments	984.1	331.3	0.0	223.8	221.1	59.0	0.0	1,819.3
Positive fair values of derivative financial instruments	27,203.8	1,255.5	1,805.8	2,582.5	729.1	8,686.4	4,242.0	46,505.1

Total assets	28,188.0	1,586.8	1,855.5	2,806.3	950.2	8,745.4	4,242.0	48,374.2

Liabilities
Liabilities to banks	64.4	0.0	0.0	0.0	0.0	0.0	0.0	64.4
Liabilities to customers	136.4	12.3	0.0	44.0	0.0	0.0	0.0	192.7
Securitized liabilities	26,427.8	1,243.2	1,723.0	2,168.8	729.1	8,686.4	4,242.0	45,220.3
Subordinated liabilities	22.7	0.0	82.8	457.7	0.0	0.0	0.0	563.2
Negative fair values of derivative financial instruments	1,536.6	331.3	49.7	135.8	221.1	59.0	0.0	2,333.5

Total liabilities	28,187.9	1,586.8	1,855.5	2,806.3	950.2	8,745.4	4,242.0	48,374.1
Net currency position	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1

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Liquidity risk

Current risk situation

Liquidity risk is considered manageable in the event that principal and interest payments are not made on time, due to Rentenbank’s triple A rating along with its short-term refinancing options on the money and capital markets when markets function normally. If a market disruption occurs, liquidity may be raised in the amount of the freely available refinancing potential. By far, this has more than covered the Bank’s liquidity requirements for a period of up to two years.

Rentenbank adhered to the limits for the short, medium and long-term liquidity at all times in the first half of 2013.

Stress scenarios

Rentenbank also performs scenario analyses with respect to liquidity risks in which the liquidity requirement resulting from all scenarios is added to cash flows that are already known, in order to examine the effects on the liquidity of the Bank. All results of the scenario analyses demonstrate that as of the balance sheet date, the Group would have been able to meet its payment obligations at all times without restriction.

Operational risk

Current risk situation

The utilization of operational risk in standard scenarios amounted to € 29.7 million as of the reporting date (compared with € 31.5 million as of December 31, 2012). Under the stress scenario, the risk exposure determined amounted to € 59.4 million (compared with € 63.1 million as of December 31, 2012).

No significant incidents (gross loss of more than € 5,000) were entered into the incident reporting database in the first half of 2013. In the previous year, there were four significant single losses from operational risks with a net loss of € 97,000.

Regulatory and reputational risks

Current risk situation

As part of the annual planning process scenarios are calculated that take regulatory and reputational risks into account. This is essentially the risk of a lower margin and thus an earnings risk. As the figures from profit planning indicate, it is considered manageable as there is no scenario that threatens risk-bearing capacity.

No incidents arising from regulatory or reputational risk occurred during the reporting period.

Risk-bearing capacity

For purposes of calculating risk-bearing capacity, various risk scenarios are used to compare the total sum of the capital charges resulting from the Group’s credit, market price, and operational risks with a portion of the aggregate risk covering potential. Liquidity, reputational and regulatory risks are not included in accordance with the risk-bearing capacity concept. They are not included due to their unique nature, as they cannot be limited by risk covering potential in a meaningful way. Instead, these types of risk are taken into account in risk management and control processes, within the framework of the risk strategy.

The risk-bearing capacity concept of the Group is based on the going concern approach. The observation period is one year.

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The risk covering potential is derived from the consolidated financial statements in accordance with IFRS:

	Jun. 30 2013 € million	Dec. 31 2012 € million

Available operating result	240.0	240.0
Retained earnings (proportionately)	74.0	74.0
Risk covering potential 1	314.0	314.0
Retained earnings (proportionately)	1,778.8	1,978.8
(Interim) net income	196.6	—
Own credit rating effect	0.0	- 16.8
Revaluation reserve	- 48.6	- 179.6
Hidden liabilities in securities	- 7.6	- 8.1
Risk covering potential 2	2,233.2	2,088.3
Retained earnings (proportionately)	700.0	500.0
Subscribed capital (capital stock)	135.0	135.0
Subordinated liabilities	744.8	924.4
Risk covering potential 3	3,813.0	3,647.7

As of June 30, 2013, risk covering potential 1 remained unchanged at € 314 million.

The definition of global limits for credit risk and market price risk is based on the allocation of risk covering potential to credit, market price, and operational risks. It is broken down as follows:

	Allocated risk cover

	Jun. 30 2013		Dec. 31 2012
	€ million	%	€ million	%

Credit risk	260.0	82.8	260.0	82.8
Market price risk	19.0	6.1	19.0	6.1
Operational risk	35.0	11.1	35.0	11.1
Total risk	314.0	100.0	314.0	100.0
Risk covering potential 1	314.0	100.0	314.0	100.0

Risk covering potential 2 is not allocated to the individual risk types. It is a global limit and amounts to € 2,233 million (compared with € 2,088 million as of December 31, 2012) as of the reporting date.

In order to fulfill the regulatory capital ratios in line with the going concern approach, pro-rata retained earnings, subscribed capital and subordinated liabilities of risk covering potential 3 are available. The risk cover potential is reconciled according to regulatory requirements.

The calculation of the possible utilization of the risk cover potential is based on the analysis of two risk scenarios (standard scenario and stress scenario). In this context, the underlying risk factors for credit, market price, and operational risks are adjusted according to predefined scenarios.

Standard scenario

Potential market price fluctuations, defaults and the occurrence of significant operational incidents are assumed under the standard scenario. The resultant change of the risk exposures is compared with risk covering potential 1 in order to determine the risk-bearing capacity related to potential losses. The potential loss according to the standard scenario should not exceed the available operating result plus a portion of the retained earnings (risk covering potential 1). The probability of occurrence of the standard scenarios for credit, market price and operational risks is 95%. The risks are monitored on a daily basis.

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The risk exposures of each type of risk as well as the utilization of risk covering potential are shown in the following table:

	Standard scenario

	Jun. 30 2013		Dec. 31 2012
	€ million	%	€ million	%

Credit risk	80.7	70.8	89.0	69.9
Market price risk	3.7	3.2	6.7	5.3
Operational risk	29.7	26.0	31.5	24.8
Total risk	114.1	100.0	127.2	100.0
Risk covering potential 1	314.0		314.0
Utilization		36.3		40.5

As of June 30, 2013, 71% (compared with 70% as of December 31, 2012) of total risks in the standard scenario were attributed to credit risks, 3% (compared with 5% as of December 31, 2012) to market price risks and 26% (compared with 25% as of December 31, 2012) to operational risks. Assuming a standard scenario, total risk amounted to € 114.1 million (compared with € 127.2 million as of December 31, 2012). The total risk limit was utilized at 36% (compared with 41% as of December 31, 2012).

Stress scenario

The stress scenario is used to analyze the effects of exceptional changes in parameters. As regards credit risk, we assume full utilization of all internally granted limits, deteriorations of the credit quality of our counterparties, higher country-specific probabilities of default as well as higher loss given default percentages for collateralized transactions within the overall loan portfolio under the stress scenario.

The stress scenario for market price risks includes a non-parallel shift of the yield curves, a widening of risk premiums in the interbank market, a change in the costs for the exchange of interest payment flows between two interest bases in the same currency as well a change in the costs for the exchange of payment flows in various currencies, and a change in credit spreads.

As regards operational risk, we assume an amount of incidents twice as high under the stress scenario as under the standard scenario.

A 99% probability of occurrence is assumed for the stress scenarios: credit, market price and operational risks.

The risk exposures from each risk type (credit risk, market price risk, and operational risk) are aggregated and compared with risk covering potential 2. Correlation effects are taken into account in aggregating individual risks within the market price risk, in particular in the case of spread risks.

The following table shows the risk exposure of each risk type as well as the imputed utilization of risk covering potential:

	Stress scenario

	Jun. 30 2013		Dec. 31 2012
	€ million	%	€ million	%

Credit risk	195.9	30.5	242.0	36.5
Market price risk	5.9	0.9	8.1	1.2
Market price risk (spread risk)	381.9	59.4	349.5	52.8
Operational risk	59.4	9.2	63.1	9.5
Total risk	643.1	100.0	662.7	100.0
Risk covering potential 2	2,233.2		2,088.3
Utilization		28.8		31.7

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As of June 30, 2013, 31% (compared with 37% as of December 31, 2012) of total risks were attributed to credit risks, 60% (compared with 54% as of December 31, 2012) to market price risks and 9% (compared with 9% as of December 31, 2012) to operational risks. Correlations are taken into account in aggregating stress scenarios from market price risks in the calculation of risk-bearing capacity.

Assuming a stress scenario, total risk amounts to € 643.1 million (compared with € 662.7 million as of December 31, 2012). Risk covering potential 2 was utilized at 29% (compared with 32% as of December 31, 2012).

Going concern approach

After the recognition of risk exposures under the stress scenarios, there must be sufficient risk covering potential (capital) available under the going concern approach in order to comply with the capital ratios calculated on the basis of the Solvency Regulation (SolvV). For this purpose capital is calculated using the modified risk covering potential 3, taking the prudential filters stipulated by the supervisory authority into account. The prudential filters essentially refer to the recognition of the revaluation reserve and the own credit rating effect.

The Bank complied with the minimum capital ratios set out in the SolvV of 4% for core capital and 8% for total capital – even after taking into account the risk exposures from the stress scenarios.

In its multi-year planning the Bank complies with the regulatory capital ratios in the going concern approach in accordance with Basel III.

Liquidation approach

Risk-bearing capacity is also observed in applying the “liquidation approach”, in addition to management based on the going concern approach.

A liquidation approach focuses on creditor protection. For this reason, all unrealized profits and losses are taken into account in calculating risk covering potential. Applying this approach, sufficient risk covering potential must be available to cover the effects from even more conservative stress scenarios. Liquidation and/or extreme scenarios are simulated based on a probability of occurrence of 99.99% for credit, market price and operational risks. The scenarios are quantified using strict risk measures and parameters based on rare loss events.

The extreme scenarios for credit risks evaluate risk concentrations of the lending business for regions, sectors or counterparties. Market price risks are determined with higher probabilities of occurrence under the same assumptions as for the stress scenarios. As regards operational risk, we assume a number of incidents four times as high under the liquidation scenario as under the standard scenario.

The maximum risk covering potential utilized for risk coverage purposes is determined in order to cover risks from the extreme or liquidation scenario, as applicable, with risk covering potential. The available operating result used under the going concern approach is not taken into account when applying the liquidation approach. Unrealized profits and losses, in contrast, are fully included.

The potential loss determined in the liquidation and/or extreme scenarios should not exceed the risk covering potential. This control cycle primarily serves to monitor results and critically reflect on them.

The risk-bearing capacity required under the liquidation approach was given in the first half of 2013.

Inverse stress tests and economic downturn

In addition, credit, market price, liquidity and operational risks are subject to inverse stress tests. In contrast to the regular stress test, the analysis focuses on the Banks’ economic viability. An inverse stress test starts by taking the maximum loss to be borne, which is derived from the Group’s risk covering potential. Inverse stress tests can be designed for credit risks in particular. The scenarios assumed have a low probability of occurrence.

Additionally, the effects of an economic downturn on risk-bearing capacity are examined. The Group‘s risk-bearing capacity under this scenario was also not at risk in the first half of 2013.

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Report on events after the balance sheet date

No events of material importance occurred after the end of the reporting period.

On 27 June 2013, the German Bundestag accepted the Mediation Committee’s proposal on the law implementing the Capital Requirements Directive IV (CRD IV-Umsetzungsgesetz), and in this context the refinancing guarantee of the Federal Government for Landwirtschaftliche Rentenbank. The German Bundesrat resolved on July 5, 2013 not to raise any objections to the law. This concludes the parliamentary procedure on implementation of the CRD Directive IV. The implementing law, and thus also the refinancing guarantee, are expected to enter into effect on January 1, 2014, subject to the pending countersignature by the Federal President and publication in the Federal Law Gazette.

Outlook

Based on current projections, the operating results for the current fiscal year will be below those of 2012 but exceed the pre-crisis level of € 146 million in fiscal year 2007. We currently expect to meet the annual operating plan.

Market parameters continue to be volatile and it is therefore not really possible to forecast future measurement results. We are similarly unable to reliably predict the consolidated net income for the year, since the measurement result may have a considerable impact on that figure.

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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE PERIOD FROM JANUARY 1 TO JUNE 30, 2013

	Notes	Jan. 1 to Jun. 30, 2013 € million	Jan 1 to Jun. 30, 2012 € million

1) Income statement
Interest income		1,899.9	1,988.5
Interest expense		1,729.3	1,798.8
Net interest income	1	170.6	189.7
Provision for loan losses/promotional contribution	2,7	15.0	13.0
thereof addition of promotional contribution		43.7	39.0
thereof utilization of promotional contribution		28.7	25.9
Net interest income after provision for loan
losses/promotional contribution		155.6	176.7
Fee and commission income		0.1	0.1
Fee and commission expenses		0.8	1.1
Net fee and commission income		-0.7	-1.0
Net result from financial investments		0.0	3.1
Administrative expenses	3	26.2	24.2
Net other operating result		-0.4	2.2
Result from fair value measurement and from
hedge accounting	4	68.4	33.9
Net result from taxes		-0.1	0.0
Group’s interim net income		196.6	190.7

2) Other comprehensive income
Items that can be reclassified to profit or loss in
certain circumstances:
Result from available for sale instruments		148.1	277.7
Items not to be reclassified to profit or loss:
Actuarial gains and losses from pension
provisions		1.4	0.0
Other comprehensive income		149.5	277.7

3) Group’s total comprehensive income		346.1	468.4

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CONSOLIDATED BALANCE SHEET (IFRS) AS OF JUNE 30, 2013

Assets	Notes	Jun. 30, 2013 € million	Dec. 31, 2012 € million

Cash and balances with central banks		15.5	204.4
Loans and advances to banks	5, 7	48,527.3	51,164.0
thereof promotional contribution		-297.6	-291.1
Loans and advances to customers	6, 7	5,418.6	4,652.4
thereof promotional contribution		-0.1	-0.1
Fair value changes of hedged items in a portfolio hedge	8	726.4	1,210.7
Positive fair values of derivative financial instruments	9	4,710.6	7,486.4
Financial investments	10	21,065.1	22,588.7
Investment property		15.7	15.9
Property and equipment		22.2	22.5
Intangible assets	11	16.5	14.9
Current income tax assets		2.1	1.1
Deferred tax assets		0.8	0.9
Other assets	12	1,058.8	1,035.6
Total assets		81,579.6	88,397.5

Liabilities and equity	Notes	Jun. 30, 2013 € million	Dec. 31, 2012 € million

Liabilities to banks	13	3,021.4	2,868.0
Liabilities to customers	14	5,371.7	5,802.6
Securitized liabilities	15	62,721.9	66,632.3
Negative fair values of derivative financial instruments	16	5,044.2	5,832.2
Provisions	17	122.2	122.4
Subordinated liabilities	18	744.8	924.4
Deferred tax liabilities		0.2	0.2
Other liabilities	19	1,717.4	3,712.9

Equity		2,835.8	2,502.5
Subscribed capital		135.0	135.0
Retained earnings		2,552.8	2,552.8
Revaluation reserve		-48.6	-198.1
Group’s (interim) net profit		196.6	12.8
Total liabilities and equity		81,579.6	88,397.5

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Changes in equity for the period from January 1 to June 30, 2013

€ million	Subscribed capital	Retained earnings	Revaluation reserve	Group’s interim net profit	Total, Equity

Jan. 1, 2013	135.0	2,552.8	-198.1	12.8	2,502.5
Group’s interim net profit				196.6	196.6
Unrealized profits/ losses from available for sale instruments			148.1		148.1
Actuarial gains/ losses from pension provisions			1.4		1.4
Group’s total comprehensive income	0.0	0.0	149.5	196.6	346.1
Appropriation of net profit				-12.8	-12.8
Jun. 30, 2013	135.0	2,552.8	-48.6	196.6	2,835.8

Changes in equity for the period from January 1 to June 30, 2012

€ million	Subscribed capital	Retained earnings	Revaluation reserve	Group’s interim net profit	Total, Equity

Jan. 1, 2012	135.0	2,321.8	-763.9	12.3	1,705.2
Group’s interim net profit				190.7	190.7
Unrealized profits/ losses from available for sale instruments			277.7		277.7
Actuarial gains/ losses from pension provisions			0.0		0.0
Group’s total comprehensive income	0.0	0.0	277.7	190.7	468.4
Appropriation of net profit				-12.3	-12.3
Jun. 30, 2012	135.0	2,321.8	-486.2	190.7	2,161.3

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CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Jan. 1 to Jun 30, 2013	Jan. 1 to Jun 30, 2012
	€ million	€ million

Cash and cash equivalents at beginning of period	204.4	778.6
Cash flow from operating activities	-1,612.4	-2,826.3
Cash flow from investing activities	1,331.5	2,066.1
Cash flow from financing activities	92.0	-12.3
Effect of exchange rate differences	0.0	0.0
Cash and cash equivalents at end of period	15.5	6.1

The consolidated cash flow statement shows the changes in cash and cash equivalents for the period from January 1 to June 30 for the fiscal years 2013 and 2012 from operating, investing and financing activities by means of comparison. Cash and cash equivalents correspond to the balance sheet item “cash and balances with central banks.”

The reported cash flows from operating activities were determined using the indirect method. In this method, the net income for the period is adjusted for non-cash items, e.g. such as depreciation, valuation and additions or reversals of provisions. The adjusted Group net income for the period is further adjusted for cash-related changes in assets and liabilities from operating activities. Interest paid and interest received together with dividends are classified under cash flows from operating activities. The cash flows from investing and financing activities were directly deduced from the accounting.

The Group’s liquidity management focuses on Rentenbank. The consolidated cash flow statement, which was prepared in accordance with the requirement set out in IAS 7, is only of limited informative value as an indicator of the liquidity position. In this respect, please refer to the comments in the Management Report for the fiscal year ended December 31, 2012 regarding the Group’s liquidity management.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of accounting

Application of new or amended standards

Accounting policies

Notes to selected items of the consolidated statement of comprehensive income

(1)	Net interest income

(2)	Provision for loan losses/promotional contribution

(3)	Administrative expenses

(4)	Result from fair value measurement and from hedge accounting

Segment reporting

Notes to selected balance sheet items

(5)	Loans and advances to banks

(6)	Loans and advances to customers

(7)	Provision for loan losses/promotional contribution

(8)	Fair value changes of hedged items in a portfolio hedge

(9)	Positive fair values of derivative financial instruments

(10)	Financial investments

(11)	Intangible assets

(12)	Other assets

(13)	Liabilities to banks

(14)	Liabilities to customers

(15)	Securitized liabilities

(16)	Negative fair values of derivative financial instruments

(17)	Provisions

(18)	Subordinated liabilities

(19)	Other liabilities

Notes to financial instruments

(20)	Financial instruments by measurement categories

(21)	Disclosures on fair value

(22)	Derivatives

Other disclosures

(23)	Regulatory capital

(24)	Contingent liabilities and other commitments

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Basis of accounting

The present condensed interim consolidated financial statements of Rentenbank have been prepared in accordance with International Financial Reporting Standards (IFRS), pursuant to Section 37y of the German Securities Trading Act (Wertpapierhandelsgesetz, WpHG) in conjunction with Section 37w of the Securities Trading Act. The standards which are required to be applied to the consolidated financial statements for fiscal year 2013 and which have been published and adopted by the European Union as of the reporting date for these interim financial statements, as well as the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC) are relevant for these interim financial statements.

In accordance with IAS 34, the condensed interim consolidated financial statements consist of the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity, the condensed consolidated cash flow statement, and selected disclosures in the notes. In addition, an interim group management report pursuant to Section 37w of the Securities Trading Act is prepared.

The required information on credit, liquidity, and market price risks resulting from financial instruments in accordance with IFRS 7.31-42 is generally presented in the Risk Report, which is an integral part of the Interim Group Management Report.

Application of new or amended standards

The amendments to IAS 1 concerning the presentation of items of other comprehensive income are required to be applied for fiscal years beginning on or after July 1, 2012. These have no effect on the assets, liabilities and results represented in the interim consolidated financial statements. The items of comprehensive income are grouped into items that are reclassifiable to profit and loss under specific conditions and items that are not reclassifiable.

The application of the amended IAS 19 is obligatory for fiscal years beginning on or after January 1, 2013. In compliance with the transitional provisions, the amendments to IAS 19 were applied retrospectively.

In consequence of the amendment to IAS 19 the so-called corridor approach, according to which actuarial gains or losses are not recognized until they exceed 10% of the actual pension obligations, disappears. Actuarial gains or losses are now directly recognized upon occurrence in other comprehensive income and in equity, respectively.

The application of IAS 19 affected the following items from the consolidated financial statements:

Consolidated balance sheet:	Jun. 30, 2013	Adjustment	Dec 31, 2012	Adjustment
	€ million	€ million	€ million	€ million

Provisions	122.2	17.1	122.4	18.5
thereof: pension provisions	109.2	17.1	110.0	18.5
Equity:
Revaluation reserve	-48.6	-17.1	-198.1	-18.5

Consolidated statement of comprehensive income:	Jun. 30, 2013	Adjustment	June 30, 2012	Adjustment
	€ million	€ million	€ million	€ million

2) Other comprehensive income
Items not to be reclassified to profit or loss:
Actuarial gains/ losses from pension provisions	1.4	1.4	0.0	0.0

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Accounting policies

With the exception of the above mentioned amendments, the condensed interim consolidated financial statements are based upon the same accounting policies and consolidation principles as those used for the consolidated financial statements as of December 31, 2012, in which the accounting policies and consolidation principles are described in detail.

Notes to selected items of the consolidated statement of comprehensive income

(1)	Net Interest Income

	Jan. 1 to Jun. 30, 2013 € million	Jan. 1 to Jun. 30, 2012 € million	Change in € million

Interest income from
Loans and advances to banks and customers	660.0	730.5	-70.5
Derivative financial instruments	938.4	879.4	59.0
Financial investments	297.2	376.3	-79.1
Current income from
Equity investments	4.3	2.3	2.0
Total interest income	1,899.9	1,988.5	-88.6

Interest expenses for
Liabilities to banks and customers	124.8	153.4	-28.6
Securitized liabilities	850.7	1,066.4	-215.7
Derivative financial instruments	743.7	566.1	177.6
Subordinated liabilities	9.6	12.4	-2.8
Other	0.5	0.5	0.0
Total interest expenses	1,729.3	1,798.8	-69.5

Net interest income	170.6	189.7	-19.1

(2)	Provision for Loan Losses/Promotional Contribution

	Jan. 1 to Jun. 30, 2013 € million	Jan. 1 to Jun. 30, 2012 € million	Change in € million

Expenses for additions to promotional contribution	43.7	39.0	4.7
Income from the utilization of promotional contribution	28.7	25.9	2.8
Recoveries on loans and advances previously written off	0.0	0.1	-0.1
Provision for loan losses/promotional contribution	15.0	13.0	2.0

The item “provision for loan losses/promotional contribution” primarily includes the discounted future promotional expenses for the special promotional loans (additions to promotional contribution) as well as their utilization over the remaining term.

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(3)	Administrative Expenses

	Jan. 1 to Jun. 30, 2013 € million	Jan. 1 to Jun. 30, 2012 € million	Change in € million

Depreciation
Intangible assets	1.2	0.3	0.9
thereof internally generated software	0.1	0.1	0.0
IT equipment	0.1	0.1	0.0
Residential and office buildings	0.3	0.3	0.0
Office equipment and vehicles	0.1	0.1	0.0
Technical and other equipment	0.0	0.1	-0.1

Total depreciation	1.7	0.9	0.8

Other administrative expenses
Personnel	15.7	15.5	0.2
IT licenses, fees, consulting services	3.9	3.0	0.9
Public relations	1.1	1.1	0.0
Audit, contributions, donations	1.0	1.0	0.0
Refinancing	0.7	1.1	-0.4
Occupancy costs	0.6	0.5	0.1
Maintenance of software	0.4	0.5	-0.1
Miscellaneous	1.1	0.6	0.5

Total other administrative expenses	24.5	23.3	1.2

Total administrative expenses	26.2	24.2	2.0

(4)	Result from Fair Value Measurement and from Hedge Accounting

	Jan. 1 to Jun. 30, 2013 € million	Jan. 1 to Jun. 30, 2012 € million	Change in € million

Fair value measurement	44.9	146.9	-102.0
Micro hedge accounting	3.4	-4.3	7.7
Macro hedge accounting	20.1	-108.7	128.8
Result from fair value measurement and from hedge accounting	68.4	33.9	34.5

Derivatives and financial instruments of the categories “financial assets/liabilities at fair value through profit or loss” are measured at fair value. Changes in the fair value are recorded as unrealized gains or losses in the result from fair value measurement and from hedge accounting.

Fair value changes from hedged items in effective hedging relationships attributable to changes in the deposit/swap curve are also included in the result from fair value measurement and from hedge accounting. After the reversal of hedging relationships in the balance sheet in the case of ineffectiveness, the previously recorded fair value changes of the hedged items attributable to interest rate changes are amortized over the remaining term.

Income and expenses from the amortization of, among other things, premiums/discounts, upfront payments and promotional contributions, which represent part of the changes in the fair value, are recognized in net interest income due to their interest rate nature.

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Segment reporting

There have been no changes with regard to the definition of the segments and the allocation of results as well as assets and liabilities to the individual segments compared to the 2012 consolidated financial statements.

	Promotional Business		Capital Investment		Treasury Management		Total
	2013	2012	2013	2012	2013	2012	2013	2012
from Jan. 1 to Jun. 30	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Net interest income	95.3	97.3	58.4	57.1	16.9	35.3	170.6	189.7
Provision for loan losses/ promotional contribution	15.0	13.0	0.0	0.0	0.0	0.0	15.0	13.0
Net fee and commission income	-0.7	-1.0	0.0	0.0	0.0	0.0	-0.7	-1.0
Net result from financial investments	0.0	3.1	0.0	0.0	0.0	0.0	0.0	3.1
Depreciation and amortization	1.3	0.7	0.2	0.1	0.2	0.1	1.7	0.9
Other administrative expenses	18.5	17.6	3.5	3.3	2.5	2.4	24.5	23.3
Net other operating result	-0.4	2.2	0.0	0.0	0.0	0.0	-0.4	2.2
Result from fair value measurement and from hedge accounting	67.1	35.3	0.0	0.0	1.3	-1.4	68.4	33.9
Net result from taxes	-0.1	0.0	0.0	0.0	0.0	0.0	-0.1	0.0
Group’s interim net income	126.4	105.6	54.7	53.7	15.5	31.4	196.6	190.7

	Jun. 30, 2013	Dec. 31, 2012	Jun. 30, 2013	Dec. 31, 2012	Jun. 30, 2013	Dec. 31, 2012	Jun. 30, 2013	Dec. 31, 2012
	€ billion	€ billion	€ billion	€ billion	€ billion	€ billion	€ billion	€ billion

Segment assets	71.6	75.5	3.4	3.1	6.6	9.8	81.6	88.4
Segment liabilities (incl. equity)	68.9	76.1	3.4	3.1	9.3	9.2	81.6	88.4

Notes to selected balance sheet items

(5)	Loans and Advances to Banks

	Jun. 30, 2013 € million	Dec. 31, 2012 € million	Change in € million

Payable on demand	2,001.6	808.4	1,193.2
Term deposits	806.0	3,718.3	-2,912.3
Open market operations	0.0	800.1	-800.1
Promissory note loans/ registered bonds	14,721.4	15,689.6	-968.2
Special promotional loans	30,673.7	29,661.1	1,012.6
thereof promotional contribution	-297.6	-291.1	-6.5
Global refinancing facility	227.8	385.9	-158.1
Other	96.8	100.6	-3.8

Total	48,527.3	51,164.0	-2,636.7

(6)	Loans and Advances to Customers

	Jun. 30, 2013 € million	Dec. 31, 2012 € million	Change in € million

Payable on demand	0.3	0.2	0.1
Medium and long-term loans	0.0	0.2	-0.2
Promissory note loans	5,026.6	4,241.3	785.3
thereof municipal loans	4,986.5	4,189.7	796.8
Special promotional loans	389.0	409.1	-20.1
thereof promotional contribution	-0.1	-0.1	0.0
Other	2.7	1.6	1.1

Total	5,418.6	4,652.4	766.2

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(7)	Provision for Loan Losses/Promotional Contribution

	Promotional contribution		Specific valuation		Portfolio valuation		Total
			allowances		allowances

	2013 € million	2012 € million	2013 € million	2012 € million	2013 € million	2012 € million	2013 € million	2012 € million

As of Jan. 1	308.1	287.3	0.1	0.1	0.0	0.0	308.2	287.4
Addition	43.7	74.9	0.0	0.0	0.0	0.0	43.7	74.9
Utilization	28.7	54.1	0.0	0.0	0.0	0.0	28.7	54.1
Reversals	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
As of Jun. 30 / Dec. 31	323.1	308.1	0.1	0.1	0.0	0.0	323.2	308.2
thereof
Loans and advances to banks	297.6	291.1	0.0	0.0	0.0	0.0	297.6	291.1
Loans and advances to customers	0.1	0.1	0.1	0.1	0.0	0.0	0.2	0.2
Loan commitments	25.4	16.9	0.0	0.0	0.0	0.0	25.4	16.9

Total	323.1	308.1	0.1	0.1	0.0	0.0	323.2	308.2

(8)	Fair Value Changes of Hedged Items in a Portfolio Hedge

	Jun. 30, 2013	Dec. 31, 2012	Change in
	€ million	€ million	€ million

Fair value changes attributable to interest changes related to loans allocated to macro hedge accounting	726.4	1,210.7	-484.3

(9)	Positive Fair Values of Derivative Financial Instruments

Derivatives are classified according to economic hedging relationship, as follows:

	Jun. 30, 2013 € million	Dec. 31, 2012 € million	Change in € million

As hedging instruments for hedged items:
Hedge accounting (fair value hedge)	1,178.2	1,531.8	-353.6
Designated as at fair value	3,518.0	5,900.1	-2,382.1
Other	14.4	54.5	-40.1

Total	4,710.6	7,486.4	-2,775.8

Derivatives used to hedge other hedged items mainly result from hedging relationships that are ineffective in accordance with hedge accounting criteria.

(10)	Financial Investments

	Jun. 30, 2013 € million	Dec. 31, 2012 € million	Change in € million

Bonds	20,946.0	22,469.7	-1,523.7
Equity holdings	118.8	118.8	0.0
Other financial investments	0.3	0.2	0.1

Total	21,065.1	22,588.7	-1,523.6

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(11)	Intangible assets

	Acquired software		Internally generated software		Total
	2013	2012	2013	2012	2013	2012
	€ million	€ million	€ million	€ million	€ million	€ million

Cost as of Jan. 1	16.2	7.4	8.3	10.4	24.5	17.8
Additions	2.4	9.6	0.4	0.5	2.8	10.1
Disposals	0.2	0.8	0.0	2.6	0.2	3.4
Accumulated amortization	2.9	2.0	7.7	7.6	10.6	9.6
Amortization	1.1	0.6	0.1	0.2	1.2	0.8
Carrying amount as of Jun. 30/ Dec. 31	15.5	14.2	1.0	0.7	16.5	14.9

(12)	Other assets

	Jun. 30, 2013 € million	Dec. 31, 2012 € million	Change in € million

Cash collateral from collateral management	1,048.9	1,033.5	15.4
Prepaid expenses	0.1	1.2	-1.1
Other	9.8	0.9	8.9

Total	1,058.8	1,035.6	23.2

(13)	Liabilities to Banks

	Jun. 30, 2013 € million	Dec. 31, 2012 € million	Change in € million

Payable on demand	729.2	1.0	728.2
Term deposits	4.0	204.0	-200.0
Registered bonds and promissory note loans	1,026.7	1,405.4	-378.7
Global loans	1,261.5	1,257.6	3.9

Total	3,021.4	2,868.0	153.4

(14)	Liabilities to Customers

	Jun. 30, 2013 € million	Dec. 31, 2012 € million	Change in € million

Payable on demand	123.0	67.6	55.4
Term deposits	48.8	39.4	9.4
Registered bonds and promissory note loans	5,144.7	5,592.9	-448.2
Loan agreements	41.1	47.4	-6.3
Other	14.1	55.3	-41.2

Total	5,371.7	5,802.6	-430.9

(15)	Securitized Liabilities

	Jun. 30, 2013 € million	Dec. 31, 2012 € million	Change in € million

Medium-term notes	43,727.2	48,946.3	-5,219.1
Global bonds	12,220.9	12,432.6	-211.7
Euro commercial paper	6,715.5	5,190.7	1,524.8
Bearer bonds	58.3	61.6	-3.3
Rentenbank bonds	0.0	1.1	-1.1

Total	62,721.9	66,632.3	-3,910.4

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(16)	Negative Fair Values of Derivative Financial Instruments

Derivatives are classified as follows in accordance with the economic hedging relationships:

	Jun. 30, 2013 € million	Dec. 31, 2012 € million	Change in € million

As hedging instruments for hedged items:
Hedge accounting (fair value hedge)	3,762.2	4,296.9	-534.7
Designated as at fair value	1,208.3	940.8	267.5
Other	73.7	594.5	-520.8

Total	5,044.2	5,832.2	-788.0

Derivatives used to hedge other hedged items mainly result from hedging relationships that are ineffective in accordance with hedge accounting criteria.

(17)	Provisions

	Dec. 31, 2012 € million	Utilization € million	Reversals € million	Additions € million	Jun. 30, 2013 € million

Pension provisions	110.0	2.7	0.0	1.9	109.2
Other provisions	12.4	0.7	0.2	1.5	13.0

Total	122.4	3.4	0.2	3.4	122.2

(a)	Provisions for pensions and similar obligations

The following table shows the changes in pension obligations and the amounts recognized in the consolidated statement of comprehensive income:

	Jan. 1 to Jun. 30, 2013 € million	Jan. 1 to Dec. 31, 2012 € million

Present value of pension obligations as of Jan. 1	110.0	91.3
Current service cost	1.2	1.7
Interest cost	1.8	4.1
Deferred compensation	0.3	0.5
Actuarial gains (-)/ losses (+) from the adjustment of
demographic assumptions	0.0	0.1
actuarial assumptions	-1.4	17.9
Pension benefits paid	-2.7	-5.6
Present value of pension obligations as of Jan. 1/Dec. 31	109.2	110.0

The current service cost comprises additional pension obligations acquired in the current year of service. Interest cost results from the increase in the present value of pension obligations. This arose because the time until due date of the obligations move closer by one period. Actuarial gains and losses are primarily due to the change in the actuarial interest rate.

The current service cost and interest expense are reported as administrative expenses, the actuarial gains and losses in the revaluation reserve.

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(b)	Other provisions

	Jun. 30, 2013 € million	Dec. 31, 2012 € million	Change in € million

Administration of former equity holdings	6.2	6.5	-0.3
Promotion of agriculture	4.4	3.0	1.4
Other provisions	2.4	2.9	-0.5

Total	13.0	12.4	0.6

(18)	Subordinated Liabilities

	Jun. 30, 2013 € million	Dec. 31, 2012 € million	Change in € million

Medium-term notes	541.6	698.8	-157.2
Loan agreements	139.4	157.8	-18.4
Promissory note loans	63.8	67.8	-4.0

Total	744.8	924.4	-179.6

(19)	Other Liabilities

	Jun. 30, 2013 € million	Dec. 31, 2012 € million	Change in € million

Cash collateral from collateral management	1,668.9	3,669.7	-2,000.8
Deferred income	12.5	16.2	-3.7
Discounted promotional contribution	25.4	16.9	8.5
Accruals	3.1	5.7	-2.6
Other liabilities	7.5	4.4	3.1

Total	1,717.4	3,712.9	-1,995.5

Notes to financial instruments

(20) Financial instruments by measurement categories

Jun. 30, 2013

	Loans and receivables	Available for sale	Held to maturity	Held for trading	Designated as at fair value	Total
	€ million	€ million	€ million	€ million	€ million	€ million

Balances with central banks	15.3					15.3
Loans and advances to banks	39,580.7				8,946.6	48,527.3
Loans and advances to customers	5,066.2				352.4	5,418.6
Fair value changes of hedged items in a portfolio hedge	726.4					726.4
Positive fair values of derivative financial instruments				4,710.6		4,710.6
Financial investments		13,506.8	2,820.8		4,737.5	21,065.1
Other assets	1,048.9					1,048.9

Total assets	46,437.5	13,506.8	2,820.8	4,710.6	14,036.5	81,512.2

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	Other liabilities	Held for trading	Designated as at fair value	Total
	€ million	€ million	€ million	€ million

Liabilities to banks	987.4		2,034.0	3,021.4
Liabilities to customers	3,811.5		1,560.2	5,371.7
Securitized liabilities	18,509.7		44,212.2	62,721.9
Negative fair values of derivative financial instruments		5,044.2		5,044.2
Subordinated liabilities	63.8		681.0	744.8
Other liabilities	1,669.1			1,669.1

Total liabilities	25,041.5	5,044.2	48,487.4	78,573.1

Dec. 31, 2012

	Loans and receivables	Available for sale	Held to maturity	Held for trading	Designated as at fair value	Total
	€ million	€ million	€ million	€ million	€ million	€ million

Balances with central banks	204.2					204.2
Loans and advances to banks	38,364.7				12,799.3	51,164.0
Loans and advances to customers	4,299.8				352.6	4,652.4
Fair value changes of hedged items in a portfolio hedge	1,210.7					1,210.7
Positive fair values of derivative financial instruments				7,486.4		7,486.4
Financial investments		14,240.7	2,422.5		5,925.5	22,588.7
Other assets	1,033.5					1,033.5

Total assets	45,112.9	14,240.7	2,422.5	7,486.4	19,077.4	88,339.9

	Other liabilities	Held for trading	Designated as at fair value	Total
	€ million	€ million	€ million	€ million

Liabilities to banks	1,336.0		1,532.0	2,868.0
Liabilities to customers	4,234.8		1,567.8	5,802.6
Securitized liabilities	18,859.9		47,772.4	66,632.3
Negative fair values of derivative financial instruments		5,832.2		5,832.2
Subordinated liabilities	67.8		856.6	924.4
Other liabilities	3,669.9			3,669.9

Total liabilities	28,168.4	5,832.2	51,728.8	85,729.4

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(21) Disclosures on fair value

Financial instruments recognized on the balance sheet at fair value:

Jun. 30, 2013

	Fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	€ million	€ million	€ million	€ million

Loans and advances to banks	8,946.6	0.0	1,986.1	6,960.5
Loans and advances to customers	352.4	0.0	0.0	352.4
Positive fair values of derivative financial instruments	4,710.6	0.0	4,710.6	0.0
Financial investments	18,125.5	15,978.6	2,112.0	34.9

Total assets	32,135.1	15,978.6	8,808.7	7,347.8

Liabilities to banks	2,034.0	0.0	2,034.0	0.0
Liabilities to customers	1,560.2	0.0	265.2	1,295.0
Securitized liabilities	44,212.2	33,421.1	10,784.0	7.1
Negative fair values of derivative financial instruments	5,044.2	0.0	5,044.2	0.0
Subordinated liabilities	681.0	0.0	0.0	681.0

Total liabilities	53,531.6	33,421.1	18,127.4	1,983.1

Dec. 31, 2012

	Fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	€ million	€ million	€ million	€ million

Loans and advances to banks	12,799.3	0.0	4,518.4	8,280.9
Loans and advances to customers	352.6	0.0	0.0	352.6
Positive fair values of derivative financial instruments	7,486.4	0.0	7,486.4	0.0
Financial investments	20,047.4	15,520.1	4,417.1	110.2

Total assets	40,685.7	15,520.1	16,421.9	8,743.7

Liabilities to banks	1,532.0	0.0	1,532.0	0.0
Liabilities to customers	1,567.8	0.0	290.6	1,277.2
Securitized liabilities	47,772.4	31,551.4	16,104.0	117.0
Negative fair values of derivative financial instruments	5,832.2	0.0	5,832.2	0.0
Subordinated liabilities	856.6	0.0	0.0	856.6

Total liabilities	57,561.0	31,551.4	23,758.8	2,250.8

Carrying amounts as at the reporting date of transfers between levels 1 and 2:

	Jun. 30, 2013 € million	Dec. 31, 2012 € million

Transfers from Level 1 to Level 2
Financial investments	0.0	2,977.3
Securitized liabilities	0.0	6,759.1

Transfers from Level 2 to Level 1
Financial investments	932.8	507.0
Securitized liabilities	1,700.1	1,625.9

The transfers were made as quoted prices in active markets were available or became unavailable.

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Reconciliation for the valuations at fair value in level 3:

	Loans and advances to banks		Loans and advances to customers		Financial investments

	2013	2012	2013	2012	2013	2012
	€ million	€ million	€ million	€ million	€ million	€ million

Fair value as of Jan. 1	8,280.9	0.0	352.6	0.0	110.2	0.0
Transfers to Level 3	0.0	8,217.7	0.0	353.4	0.0	90.7
Transfers from Level 3	0.0	0.0	0.0	0.0	0.0	0.0
Gains and losses
in profit and loss	-46.5	48.6	-0.2	-1.1	-1.9	-2.1
in other comprehensive income	0.0	0.0	0.0	0.0	0.0	0.1
Purchases	0.0	0.0	0.0	0.0	0.0	20.5
Sales	0.0	0.0	0.0	0.0	0.0	0.0
Settlements	1,265.6	0.0	0.0	0.0	72.7	0.0
Change in accrued interest	-8.3	14.6	0.0	0.3	-0.7	1.0
Fair value as of Jun. 30 and Dec. 31	6,960.5	8,280.9	352.4	352.6	34.9	110.2
Unrealised gains and losses in the income statement from assets as of Jun. 30 and Dec. 31.	-44.7	48.6	-0.2	-1.1	-2.0	-2.1

	Liabilities to customers		Securitized liabilities		Subordinated liabilities

	2013	2012	2013	2012	2013	2012
	€ million	€ million	€ million	€ million	€ million	€ million

Fair value as of Jan. 1	1,277.2	0.0	117.0	0.0	856.6	0.0
Transfers to Level 3	0.0	940.8	7.8	125.5	0.0	844.6
Transfers from Level 3	0.0	0.0	117.0	0.0	0.0	0.0
Gains and losses
in profit and loss	-21.7	-323.7	0.7	11.7	70.8	-6.6
in other comprehensive income	0.0	0.0	0.0	0.0	0.0	0.0
Issues	0.0	0.0	0.0	0.0	0.0	0.0
Settlements	0.0	0.0	0.0	0.0	104.7	0.0
Change in accrued interest	-3.9	12.7	0.0	3.2	-0.1	5.4
Fair value as of Jun. 30 and Dec. 31	1,295.0	1,277.2	7.1	117.0	681.0	856.6
Unrealised gains and losses in the income statement from liabilities as of Jun. 30 and Dec. 31.	-21.7	-323.7	0.7	11.7	69.0	-6.6

Transfers between the levels are always recorded at the beginning of the reporting period, regardless of the timing of the event that caused the transfer.

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The following unobservable valuation inputs were used to calculate fair values in level 3:

		Valuation	Unobservable	Range	Sensitivity
Jun. 30, 2013	Fair value	method	valuation inputs	(average)	+40 bps
	€ million			in bps	€ million

Loans and advances to banks	6,960.5	Discounted cash flow	Credit spread for loans	7 to 118 (19.2)	-84.3
Loans and advances to customers	352.4	Discounted cash flow	Credit spread for loans	7 to 1,293 (16.1)	-2.9
Financial investments	34.9	Discounted cash flow	Credit spread for bonds with indemnity agreements	-1 to 1 (0.5)	-0.5
Liabilities to customers	1,295.0	Discounted cash flow	Credit spread for own issues in EUR for terms to maturity of > 9 years	3 to 35 (15.8)	107.9
Securitized liabilities	7.1	Discounted cash flow	Credit spread for own issues in JPY for terms to maturity of > 15 years	-34 (-34)	0.0
Subordinated liabilities	681.0	Discounted cash flow	Credit spread for subordinated issues	-1 to 27 (9.6)	28.8

		Valuation	Unobservable	Range	Sensitivity
Dec. 31, 2012	Fair value	method	valuation inputs	(average)	+40 bps
	€ million			in bps	€ million

Loans and advances to banks	8,280.9	Discounted cash flow	Credit spread for loans	-79 to 1,293 (13.4)	-101.4
Loans and advances to customers	352.6	Discounted cash flow	Credit spread for loans	1 to 6,846 (31.9)	-3.6
Financial investments	110.2	Discounted cash flow	Credit spread for bonds with indemnity agreements	-1 to 5 (3.3)	-0.6
			Credit spreads for bonds guaranteed by foreign governments	-26 (-26)	-0.1
			Credit spread for unsecured bonds with BBB rating	322 (322)	0.0
Liabilities to customers	1,277.2	Discounted cash flow	Credit spread for own issues in EUR for terms to maturity of > 9 years	6 to 26 (17)	115.6
Securitized liabilities	117.0	Discounted cash flow	Credit spread for own issues in BRL	20 (20)	0.0
Subordinated liabilities	856.6	Discounted cash flow	Credit spread for subordinated issues	2 to 45 (24.1)	34.1

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Financial instruments not recognized in the balance sheet at fair value:

	Jun. 30, 2013			Dec. 31, 2012

		Carrying			Carrying
	Fair value	amount	Difference	Fair value	amount	Difference
	€ million	€ million	€ million	€ million	€ million	€ million

Cash and balances with central banks	15.5	15.5	0.0	204.2	204.2	0.0
Loans and advances to banks	40,264.1	39,580.7	683.4	39,985.6	38,364.7	1,620.9
Loans and advances to customers	5,098.0	5,066.2	31.8	4,386.5	4,299.8	86.7
Fair value changes of hedged items in a portfolio hedge	726.4	726.4	0.0	1,210.7	1,210.7	0.0
Financial investments	2,925.8	2,820.8	105.0	2,552.1	2,422.5	129.6

Total assets	49,029.8	48,209.6	820.2	48,339.1	46,501.9	1,837.2

Liabilities to banks	1,041.5	987.4	54.1	1,399.5	1,336.0	63.5
Liabilities to customers	3,941.9	3,811.5	130.4	4,390.7	4,234.8	155.9
Securitized liabilities	18,642.4	18,509.7	132.7	19,005.7	18,859.9	145.8
Subordinated liabilities	63.2	63.8	-0.6	67.0	67.8	-0.8

Total liabilities	23,689.0	23,372.4	316.6	24,862.9	24,498.5	364.4

For all financial instruments not recognized in the balance sheet at fair value, the temporary hidden reserves and liabilities are presented by the comparison of the fair value with the carrying amount.

(22) Derivatives

	Nominal amounts		Fair values positive		Fair values negative

	Jun. 30, 2013	Dec. 31, 2012	Jun. 30, 2013	Dec. 31, 2012	Jun. 30, 2013	Dec. 31, 2012
	€ million	€ million	€ million	€ million	€ million	€ million

Interest rate risks	88,853.5	89,243.6	2,062.4	2,816.0	4,027.2	5,008.2
Currency risks	45,675.1	48,700.0	2,645.2	4,667.1	1,017.0	824.0
Share price risks and other price risks	30.0	30.0	3.0	3.3	0.0	0.0

Total	134,558.6	137,973.6	4,710.6	7,486.4	5,044.2	5,832.2

	Nominal amounts		Fair values positive		Fair values negative

	Jun. 30, 2013	Dec. 31, 2012	Jun. 30, 2013	Dec. 31, 2012	Jun. 30, 2013	Dec. 31, 2012
	€ million	€ million	€ million	€ million	€ million	€ million

Banks in the OECD	123,367.9	126,349.7	4,121.4	6,638.0	4,608.4	5,293.1
Banks outside the OECD	9,277.0	9,565.1	587.5	846.3	246.5	317.3
Public institutions in the OECD	1,913.7	2,058.8	1.7	2.1	189.3	221.8

Total	134,558.6	137,973.6	4,710.6	7,486.4	5,044.2	5,832.2

Other disclosures

(23) Regulatory capital

In accordance with IAS 1.135, disclosures have to be made on regulatory capital in the consolidated financial statements.

The Group’s regulatory capital was determined pursuant to the provisions of Sections 10 and 10a of the German Banking Act (Kreditwesengesetz, KWG). Pursuant to the option set out in Section 10a (7), we elected not to use the IFRS consolidated financial statements as the basis. The calculation of the amount of the Group’s own funds was made in accordance with Section 64h (4) KWG using the aggregation method, on the basis of the separate financial statements of the Group companies prepared in accordance with German Commercial Code (HGB). Under the aggregation method, the capital of the companies included are not consolidated, but

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aggregated, while the carrying amounts of the equity holdings are deducted. The capital comprises core capital and supplementary capital (liable capital).

The composition of the Group’s aggregated regulatory capital as of June 30, 2013 on the basis of the values in accordance with German Commercial Code (HGB) is shown in the following table:

	Jun. 30, 2013	Dec. 31, 2012	Change in
	€ million	€ million	€ million

Subscribed capital	176	176	0
Disclosed reserves	920	882	38
Fund for general banking risks	2,175	1,884	291
Intangible assets	-16	-15	-1
Loss carryforward	-13	-13	0
Core capital	3,242	2,914	328
Subordinated liabilities	669	765	-96
Other components	100	79	21
Supplementary capital	769	844	-75
Liable capital	4,011	3,758	253
Tier 3 capital	0	0	0
thereof tier 3 capital utilized	0	0	0
Total regulatory capital	4,011	3,758	253

Pursuant to the German Solvency Regulation, the core capital ratio and the total capital ratio may not fall below 4% and 8% respectively.

The following ratios applied at Group level as of the reporting date:

	Jun. 30, 2013	Dec. 31, 2012
	%	%

Core capital ratio pursuant to the German Solvency Regulation	23.9	21.9
Total capital ratio pursuant to the German Solvency Regulation	29.6	28.2

Rentenbank fulfilled the regulatory capital requirements at all times in the period under review.

(24) Contingent liabilities and other commitments

	Jun. 30, 2013	Dec. 31, 2012	Change in
	€ million	€ million	€ million

Liabilities from guarantees and indemnity agreements	2.8	3.0	-0.2
Irrevocable loan commitments	1,496.0	496.2	999.8

Total	1,498.8	499.2	999.6

Contingent liabilities included exclusively deficiency guarantees for loans at reduced rate of interest. The bank has back-to-back guarantees granted by the government that fully collateralize the deficiency guarantees. Drawdowns resulting from the guarantees are not expected.

Other commitments include irrevocable loan commitments from the lending business. These commitments are expected to be drawn down in 2013.

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The Declaration of Compliance with the German Public Corporate Governance Code is available to the public on Rentenbank’s website at www.rentenbank.de.

Statement of Management Responsibility

To the best of our knowledge, and in accordance with the applicable reporting principles for financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position, and profit or loss of the bank, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group.

Frankfurt am Main, August 27, 2013

LANDWIRTSCHAFTLICHE RENTENBANK

Board of Managing Directors

/s/ Dr. Horst Reinhardt	/s/ Hans Bernhardt

Dr. Horst Reinhardt	Hans Bernhardt

The condensed interim consolidated financial statements and the interim group management report have been neither reviewed nor audited pursuant to Section 317 of the German Commercial Code.

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RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)
Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year

2nd quarter 2012	-0.1	1.1
3rd quarter 2012	0.2	0.9
4th quarter 2012	-0.5	0.3
1st quarter 2013	0.0	-0.3
2nd quarter 2013	0.7	0.5

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

The German gross domestic product increased by 0.7% after price, seasonal and calendar adjustments in the second quarter of 2013 compared to the first quarter of 2013. Positive contributions to this increase were mainly made by domestic demand, as final consumption expenditure for both households and government increased, compared to the first quarter of 2013.

Compared to the first quarter of 2013, growth was also supported by a marked increase in fixed capital formation, probably mainly due to the weather-related catch-up effects following the unusually long and cold winter. Moreover, the balance of exports and imports had a positive impact on economic growth in the second quarter of 2013, as the quarter-on-quarter increase in exports was somewhat larger than the rise in imports in the second quarter of 2013 compared with the first quarter of 2013.

In a year-on-year comparison, GDP in the second quarter of 2013 increased by 0.5% in calendar-adjusted terms compared to the second quarter of 2012.

Source: Statistisches Bundesamt, Gross domestic product up 0.7% in 2nd quarter of 2013, press release of August 14, 2013
(https://www.destatis.de/EN/PressServices/Press/pr/2013/08/PE13_269_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)
Reference period	Percentage change on previous month	Percentage change on the same month in previous year

July 2012	0.4	1.9
August 2012	0.4	2.2
September 2012	0.1	2.0
October 2012	0.0	2.0
November 2012	0.1	1.9
December 2012	0.3	2.0
January 2013	-0.5	1.7
February 2013	0.6	1.5
March 2013	0.5	1.4
April 2013	-0.5	1.2
May 2013	0.4	1.5
June 2013	0.1	1.8
July 2013	0.5	1.9

Consumer prices in Germany were 1.9% higher in July 2013 than in July 2012. After a period of deceleration of increases in consumer prices witnessed in the beginning of 2013, inflation increased for the third consecutive month in July 2013.

The increase in the inflation rate was characterized by increases in prices of food, which were up 5.7% in July 2013 compared to July 2012 and increases in energy prices, which were up 2.9% in July 2013 compared to July 2012. Total goods prices increased by 2.5% during the same period, while total service prices rose by

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1.5% in July 2013 compared to July 2012. The prices for telecommunication services and financial services, however, decreased by 1.3% and 11.4%, respectively, from July 2012 to July 2013.

Compared with June 2013, the consumer price index in July 2013 increased by 0.5%, mainly due to seasonal factors. In July 2013, prices increased for package holidays (14.0%) and flight tickets (5.8%). The prices for clothing decreased by 5.2%, mainly due to seasonal price reductions. Food prices also decreased slightly by 0.3% from June 2013 to July 2013.

Source: Statistisches Bundesamt, Consumer prices in July 2013: +1.9% on July 2012, press release of August 13, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/08/PE13_267_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the International Labour Organization (ILO) definition) (1)
Reference period	Original percentages	Adjusted percentages (2)

July 2012	5.7	5.4
August 2012	5.3	5.4
September 2012	5.1	5.4
October 2012	5.2	5.4
November 2012	5.2	5.4
December 2012	5.3	5.4
January 2013	5.9	5.4
February 2013	6.0	5.4
March 2013	5.6	5.4
April 2013	5.4	5.4
May 2013	5.3	5.4
June 2013	5.5	5.4
July 2013	5.4	5.3

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 220,000 persons, or 0.5%, from July 2012 to July 2013. Compared to June 2013, the number of employed persons in July 2013 increased by approximately 24,000, after adjustment for seasonal fluctuations.

In July 2013, the number of unemployed persons decreased by approximately 130,000, or 5.4%, compared to July 2012. When adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in July 2013 decreased by 0.4% to 2.26 million compared to June 2013.

Sources: Statistisches Bundesamt, July 2013: number of persons in employment up 0.5 percent, press release of August 29, 2013
(https://www.destatis.de/EN/PressServices/Press/pr/2013/08/PE13_287_132.html);
Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten
(https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false2).

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Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

(balance in EUR billion) (1)
Item	January to June 2013	January to June 2012

Foreign trade	97.7	93.4
Services	-0.2	2.3
Factor income (net)	26.7	25.3
Current transfers	-23.4	-21.5
Supplementary trade items	-10.5	-12.4

Current account	90.4	87.2

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in June 2013: -2.1% on June 2012, press release of August 8, 2013
(https://www.destatis.de/EN/PressServices/Press/pr/2013/08/PE13_262_51.html).

Other Recent Developments

The European Union and European Integration

On June 21, 2013, the Ecofin Council adopted decisions which extended the average maturities of loans granted to Ireland and Portugal through the European Financial Stabilisation Mechanism (“EFSM”) by seven years (i.e., from 12.5 years to 19.5 years), in order to reduce these countries’ refinancing needs following their respective economic adjustment programs. In addition, the decisions authorize the European Commission to extend the maturity of installments and tranches at the request of the respective country and to refinance all or part of its borrowings for such purpose.

Source: European Council, Council extends maturities of EFSM loans to Ireland, Portugal, June 21, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/137563.pdf).

As of July 1, 2013, the European Stability Mechanism (“ESM”) became the sole and permanent mechanism for responding to new requests for financial assistance by Euro Area Member States. The EFSF, which may no longer engage in new financing programs or enter into new loan facility agreements, will remain active in financing the ongoing financing programs for Portugal, Ireland and Greece. The EFSF is expected to be dissolved and liquidated once it has received full payment of financing granted to Euro Area Member States and once it has repaid its liabilities under financial instruments issued and any obligations to reimburse guarantors.

Source: European Financial Stability Facility, ESM becomes sole mechanism for new financial assistance programmes to euro area Member States, July 1, 2013
(http://www.efsf.europa.eu/mediacentre/news/2013/esm-becomes-sole-mechanism-for-new-financial-assistance-programmes-to-euro-area-member-states.htm).

In July 2013, the Ecofin Council approved the adoption of the euro by Latvia. Latvia will switch from its national currency, the lats, to the euro on January 1, 2014, becoming the 18th nation to join the euro area.

Source: European Council, Latvia to adopt euro on 1 January 2014, July 9, 2013
(http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/137884.pdf).

Financial System

Following the approval by the European Parliament in April 2013, the Council of the European Union adopted the so-called Capital Requirements Regulation (“CRR”) and the Capital Requirements Directive IV (“CRD IV”) on June 20, 2013, for purposes of transposing the Basel Committee on Banking Supervision’s capital and liquidity reform package typically referred to as Basel III. The new rules will take effect from January 1, 2014.

Source: European Council, Council adopts new bank capital requirements, June 20, 2013
(http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/137544.pdf);
Official Journal of the European Union, Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012, June 27, 2013
(http://eur-lex.europa.eu/LexUriServ/LexUriServ.do?uri=OJ:L:2013:176:0001:0337:EN:PDF);
Official Journal of the European Union, Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC, June 27, 2013
(http://eur-lex.europa.eu/LexUriServ/LexUriServ.do?uri=OJ:L:2013:176:0338:0436:EN:PDF).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on September 6, 2013.

LANDWIRTSCHAFTLICHE RENTENBANK

By	/s/ Dr. Horst Reinhardt

Name:	Dr. Horst Reinhardt
Title:	Managing Director,
Speaker of the Board of Managing Directors

By	/s/ Martin Middendorf

Name:	Martin Middendorf
Title:	Director